SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]                          Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

OR

[   ]                          Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979

_______________________________________

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan

c/o Wells Fargo & Company

Sixth and Marquette

Minneapolis, MN  55479

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company

420 Montgomery Street

San Francisco, CA  94163

(a)     The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012

Notes to Financial Statements

Supplemental Schedules:

Schedule G, Part III – Nonexempt Transactions for the Year Ending December 31, 2013

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013

(b)     The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)                         Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule G, Part III – Nonexempt Transactions for the year ended December 31, 2013 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

San Francisco, California
June 13, 2014

WELLS FARGO AND COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$8,070,468,530	6,144,387,422
Unallocated	499	34
Company convertible preferred stock – unallocated	1,477,966,085	1,169,632,813
Short-term investments – allocated	94,527,005	71,834,344
	9,642,962,119	7,385,854,613
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	731,631,669	493,941,195
Short-term investments	13,065,331	10,319,143
	744,697,000	504,260,338
Wells Fargo Stable Value Fund	4,050,718,155	4,098,978,376
Multi-manager funds	6,325,855,865	4,782,320,062
Collective investment funds	6,945,974,737	5,497,163,408
Mutual funds	4,007,471,340	3,397,983,457
Total investments at fair value	31,717,679,216	25,666,560,254
Notes receivable from participants	878,123,133	797,844,685
Employer match contribution receivable	147,924,049	123,566,491
Employer profit sharing contribution receivable	335,764,690	326,821,660
Other miscellaneous receivables (note 17)	1,501,880	3,360,472
Other assets	252,791	-
Accrued income	28,858	261,669
Total assets	33,081,274,617	26,918,415,231
Liabilities:
ESOP notes payable – unallocated (notes 4 and 13)	(1,199,894,442)	(985,850,767)
Excess contributions and earnings payable (note 15)	(132,403)	(74,043)
Total liabilities	(1,200,026,845)	(985,924,810)
Net assets available for benefits before adjustment	31,881,247,772	25,932,490,421
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(46,250,301)	(151,434,204)
Net assets available for benefits	$31,834,997,471	25,781,056,217

See accompanying notes to financial statements.

2

WELLS FARGO AND COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Investment income:
Net appreciation in fair value of investments (note 5)	$5,292,527,983	2,776,130,219
Dividends, net of pass-through dividends of $45,175,975
and $36,977,366, respectively	527,490,164	396,596,163
Interest	79,317,363	99,411,350
Total investment income	5,899,335,510	3,272,137,732
Contributions:
Employer	1,193,240,092	1,148,071,932
Participants, net of excess contributions of $117,245 and
$71,154, respectively	1,326,261,586	1,236,340,098
Total contributions	2,519,501,678	2,384,412,030
Interest income from notes receivable from participants	41,370,642	39,589,748
Other income (notes 10 and 17)	1,740,357	3,360,472
Total additions to plan assets	8,461,948,187	5,699,499,982
Benefits paid to participants	(2,370,026,253)	(2,086,649,080)
ESOP interest expense	(37,980,680)	(40,172,394)
Total deductions to plan assets	(2,408,006,933)	(2,126,821,474)
Net increase before transfers from
other plans	6,053,941,254	3,572,678,508
Transfers from other plans (note 12)	-	8,153
Net increase	6,053,941,254	3,572,686,661
Net assets available for benefits:
Beginning of year	25,781,056,217	22,208,369,556
End of year	$31,834,997,471	25,781,056,217

See accompanying notes to financial statements.

3

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)         Description of Plan

The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.

(a)          General

The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company” or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.

The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).

The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants (through the Wells Fargo ESOP Fund and the Wells Fargo Non‑ESOP Fund). The Employee Benefit Review Committee (the “Committee”), whose members are appointed by the Company’s Chief Administrative Officer and Director of Human Resources, has discretion under the Plan to offer additional investment alternatives to participants. The assets of the Plan are held in trust. The Trustee is Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.

Effective January 1, 2013, the Plan was amended and restated to, in general: (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions; (iii) to modify certain withdrawal, eligibility and vesting provisions; and (iv) to discontinue awarding of discretionary share award contributions on or after the effective date.

(b)          Contributions and Vesting

Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Catch‑up contributions are generally not eligible for employer match. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock, and participants can reallocate their

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

401(k) Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.

The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of certified annual compensation). The contribution is automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund, which are both primarily invested in the Company’s common stock, and becomes 100% vested after three years of service. For the years ended December 31, 2013 and 2012, the Company made a 2% discretionary profit sharing contribution totaling $335,764,690 and $326,821,660, respectively.

In accordance with the plan amendment effective January 1, 2013, discretionary share award contributions were discontinued as a Plan feature. Prior to January 1, 2013, the Company may have made discretionary share award contributions to the Plan for a year, which was allocated to eligible participants’ Plan accounts. There was no discretionary share award contribution for 2012.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)          Participant Accounts

Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary Company contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.

(d)          ESOP Plan Notes

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2013 and 2012, the Plan borrowed money from the Company to buy Company preferred stock (note 13).

(e)          Payment of Benefits and Forfeitures

Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in shares.

While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $10,096,000 and $6,176,000 for the years ended December 31, 2013 and 2012, respectively. The unallocated forfeiture account balance was approximately $6,109,000 and $7,851,000 for the years ended December 31, 2013 and 2012, respectively.

(f)           Notes Receivable from Participants

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months, or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2013, interest rates ranged from 3.25% to 11.50% and loans mature through December 9, 2033.

Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.

(g)          ESOP

The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Plan or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.

Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non‑ESOP Fund. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.

(h)          Investment Options

Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 26 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Advantage Dow Jones Target Date Fund™. Participants may change their deferral percentage or investment direction at any time.

Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non‑ESOP Fund at any time and reinvest in any of the other investment funds.

(2)         Summary of Significant Accounting Policies

(a)          Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)          Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the “Trust”) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

As of December 31, 2013, the Trust is composed of the following 27 investment funds:

Under the terms of the Trust agreement, the Trustee maintains custody of the 27 funds on behalf of the Plan.

(c)          Administrative Expenses

All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.

(d)          Fair Value Definition and Hierarchy

Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•         Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•         Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

•         Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 6 for discussion on fair value measurements.

(e)          Investments Valuation and Income Recognition

Securities transactions are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2013 and 2012, the Plan owned approximately 3.54% and 3.54%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,227,182 shares and 937,209 shares of convertible preferred stock of the Company with a fair value of approximately $1,478 million and $1,170 million as of December 31, 2013 and 2012, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.

On January 10, 2013, the Plan purchased 1,200,000 shares of 2013 ESOP cumulative convertible preferred stock from the Company for $1,308 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,090 per share as of December 31, 2013, with cumulative dividends payable quarterly at an initial annual rate of 8.50%. The note bears interest at 1.30% and is due in 2022.

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

On January 12, 2012, the Plan purchased 940,000 shares of 2012 ESOP cumulative convertible preferred stock from the Company for $1,028 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,326 per share as of December 31, 2012, with cumulative dividends payable quarterly at an initial annual rate of 10.00%. The note bears interest at 2.30% and is due in 2022.

(f)           Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and plan loan rules, as determined by the Plan Administrator.

(g)          Reporting of Fully Benefit‑Responsive Contracts

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946‑210‑45 and 946‑210‑50 requires fully benefit‑responsive investment contracts held by a defined‑contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined‑contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(h)          Guaranteed Investment Contracts and Security‑Backed Contracts

(i)      Description

The Wells Fargo Stable Value Fund (the Fund) primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security‑backed contracts issued by insurance companies and other financial institutions. The Fund also invests in Stable Return Fund G, which has an investment objective similar to that of the Fund, and Short Term Investment Fund G, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs.

A security‑backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third‑party custodian. The interest crediting rate of a security‑backed contract is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2013 and 2012.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security‑backed contracts have the risk of default or

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an “A‑“ rating as of the contract effective date, and that  all underlying portfolio assets be rated investment grade at the time of purchase.

(ii)     Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security‑backed contracts include:

•              the current yield of the assets underlying the contract;

•              the duration of the assets underlying the contract; and

•              the existing difference between the fair value and contract value of the assets within the contract.

Most GICs provide a fixed‑rate of interest over the term to maturity of the contract, and therefore do not experience fluctuating crediting rates. As of December 31, 2013, the Fund also held one GIC that provides an adjustable rate of interest, which is based on the three‑month LIBOR.

(iii)    Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security‑backed contracts:

CR = [(FV/CV)(1/D))*(1+Y)]‑1, where:

CR = gross crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security‑backed contract issuers.

(iv)    Basis and Frequency of Determining Contract Crediting Rates

The security‑backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v)     Minimum Crediting Rates

Security‑backed contracts cannot credit an interest rate that is less than zero percent.

(vi)    Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security‑backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

To the extent that the underlying portfolio of a security‑backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then‑current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then‑current market rates.

(vii)   Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant‑directed withdrawals plus accrued interest, which has not been received from the issuer. Security‑backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semi-annually, using end‑of‑period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2013. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short‑term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a security‑backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security‑backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

(viii)  Withdrawal and Termination Provisions

All security‑backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.

Security‑backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security‑backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

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WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Generally, security‑backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:

•              material amendments to the Plan’s structure or administration;

•              complete or partial termination of the Plan, including a merger with another plan;

•              the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•              the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•              any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•              the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(ix)    Investment Transactions and Interest Income

Investment transactions are accounted for on a trade‑date basis. Realized gains and losses within the portfolios underlying the security‑backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x)     Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

                                                                                                                 12                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(xi)    Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2013 and 2012 was 1.50% and 1.15%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2013 and December 31, 2012, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2013 and 2012 was 1.81% and 2.38%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2013 and 2012, respectively.

(xii)   Securities Purchased on a Forward‑Commitment Basis

Delivery and payment for securities that have been purchased by the portfolios underlying the security‑backed contracts of the Fund on a when‑issued or other forward‑commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when‑issued or other forward‑commitment basis may increase the volatility of the portfolios underlying the security‑backed contracts if the Fund makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward‑commitment basis, the Fund may enter into mortgage dollar rolls in which the Fund sells securities purchased on a forward‑commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market.

(xiii)  Securities Sold on a Forward‑Commitment Basis

The portfolios underlying the security‑backed contracts of the Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage‑backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked‑to‑market” like other securities in the Fund, and the change in fair value is recorded by the portfolios underlying the security‑backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv)  Futures Transactions

The Fund may use futures contracts to gain or to hedge against broad market, interest rate or currency exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security‑backed contracts of the Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the

                                                                                                                 13                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.

(xv)   Interest Rate Swap Transactions

To preserve a return or spread on a particular investment underlying a security‑backed contract, to create synthetic adjustable‑rate mortgage securities, or for other nonspeculative purposes, the Fund may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating‑rate payments for fixed‑rate payments. The underlying portfolio records the amount of interest accrued due to or owed by the Fund according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Fund may also buy or write options to enter into an interest rate swap at a future date (swaption). The Fund may engage the security‑backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Fund’s investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.

Interest rate swaps are valued and recorded by the Fund in the form of unrealized appreciation or depreciation. The Fund will realize a gain or loss when the interest rate swap expires or closes. The Fund records as an increase or decrease to realized gains (losses), the amounts paid or received by the Fund according to the payment terms of the interest rate swap. Interest rate swaps are valued based on prices quoted by independent brokers. Positions for which quotations are not readily available are valued at fair value as determined by the Investment Advisor. These valuations represent the net present value of all future cash settlement amounts based on the implied forward interest rates.

(xvi)  Expenses

The Fund pays wrapper contract fees to the security‑backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2013 and 2012 were $382,796 and $547,555, respectively, based on separate agreements for various types of instruments.

(i)            Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur

                                                                                                                 14                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j)            Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k)          Payment of Benefits

Benefits are recorded when paid.

(l)            Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year‑end. As of December 31, 2013 and 2012, $132,403 and $74,043, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year‑end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3)         Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund

The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.

Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

                                                                                                                 15                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $102.1 million and $57.3 million in 2013 and 2012, respectively.

(4)         Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2013 and 2012 is presented in the following tables.

                                                                                                                 16                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

                                                                                                                 17                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(5)         Investments

The following represents the Plan’s investments as of December 31, 2013 and 2012. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

                                                                                                                 18                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

                                                                                                                 19                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

                                                                                                                 20                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,292,527,983 and $2,776,130,219, respectively, as summarized below:

(6)         Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market.

Investments in multi‑manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.

Investments in the Company’s common stock are valued at quoted market values.

Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual

                                                                                                                 21                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.

The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.

As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security‑backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the security‑backed  contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security‑backed contracts are similar to positions in investment funds, as the security‑backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.

                                                                                                                 22                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012, respectively:

                                                                                                                 23                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Changes in Fair Value Levels

The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfer between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2013 or 2012.

                                                                                                                 24                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Level 3 Significant Unobservable Inputs

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity

The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2013 and 2012, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding

                                                                                                                 25                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

as of December 31, 2013 and 2012. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.

Alternative Investments

The following table summarizes the Plan’s investments at December 31, 2013 and 2012 in various types of funds that use the fund’s NAVs as a practical expedient to measure fair value. The fair values presented in the table are based upon the funds’ NAV or an equivalent measure.

                                                                                                                 26                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(7)         Concentration of Investments

The Plan’s investment in shares of the Company’s common and preferred stock aggregate 32.41% and 30.42% of total investments as of December 31, 2013 and 2012, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $45.40 as of December 31, 2013 and $51.71 as of June 12, 2014.

(8)         Financial Instruments with Off‑Balance‑Sheet Risk

In the normal course of business, the Plan, through the securities‑backed contracts of the Wells Fargo Stable Value Fund, enters into transactions in various financial instruments with off‑balance‑sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as

                                                                                                                 27                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2013 and 2012:

Net realized losses on futures for the years ended December 31, 2013 and 2012 were $181,102 and $91,387, respectively and are included in interest income on the statements of changes in net assets available for benefits.

(9)         Related‑Party Transactions

The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

During 2013 and 2012, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(10)     Litigation Settlements

Total proceeds of $1,092,693 were received on April 17 and 18, 2013 for a class action suit on the MFS Funds, Franklin Templeton Funds and Alliance Bernstein Funds held by the A.G. Edwards Retirement and Profit Sharing Plan, a plan that merged into the Plan on July 11, 2011.

                                                                                                                 28                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

On April 11, 2013, the Plan received net proceeds of $2,291,015 from Credit Suisse as part of the National Century Financial Enterprises securities litigation. These funds were deposited into the Wells Fargo Stable Value Fund.

On September 12, 2013, the Plan received net proceeds of $26,413, resulting from the Schering Plough securities litigation in the First Security Plan.  The First Security Plan merged into the Plan on January 1, 2001.

On September 12, 2013, the Plan also received net proceeds of $68, resulting from the Qwest Communications securities litigation in the First Security Plan.

On September 12, 2013, the Plan received net proceeds of $128 for MFS Funds resulting from the Bank of America securities litigation in the Insurance Risk Manager 401(k) Plan.  The Insurance Risk Manager 401(k) Plan merged into the Plan on July 1, 2002.

On September 5, 2013, the Plan received net proceeds of $56 on behalf of the Wells Fargo Financial TAPS, resulting from Franklin Templeton Mutual Fund class action suit.  The Wells Fargo Financial TAPS merged into the Plan effective July 1, 2006.

A class action suit was brought on behalf of participants and beneficiaries of the Plan who were part of the Plan from November 2, 2001 through October 8, 2009. The lawsuit alleged that the Plan fiduciaries violated ERISA by selecting Wells Fargo funds as investment options for the Plan. A settlement was agreed to prior to going to trial, and net proceeds of $6,726,518 were paid by the Company and were allocated to impacted participants on January 3, 2012. The settlement class included participants who had balances in one or more of nine Wells Fargo investment funds during the class period.

(11)     Federal Income Taxes

The IRS has determined and informed the Company by a letter dated September 16, 2013, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related Trust is tax‑exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

                                                                                                                 29                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(12)     Plan Mergers

There was no merger activity for the year ended December 31, 2013.

The following plan was merged into the Plan during the year ended December 31, 2012:

(13)     Notes Payable

Notes payable as of December 31 were:

Maturities of notes payable are as follows:

                                                                                                                 30                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2023. The estimated fair value of the notes as of December 31, 2013 and 2012 was approximately $1,205 million and $1,024 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(14)     Plan Termination

Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(15)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

(16)     Nonexempt Transactions

One of the investment funds offered under the Plan is the Wells Fargo Stable Value Fund (the “Stable Value Fund”).  The Stable Value Fund is a separately managed account that is managed by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of the Trustee.  Galliard is a registered investment advisor and fiduciary “investment manager” under ERISA Section 3(38) with respect to the Plan.  Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Stable Value Fund in collective investment trusts established by the Trustee, including the Wells Fargo Stable Return Fund (the “SRF”) and the Wells Fargo Fixed Income Fund F (the “FIF”), both of which are sub-advised by Galliard.

On May 21, 2013, Galliard inadvertently caused the Stable Value Fund, the SRF, and the FIF to purchase shares of a bond issue as part of an initial underwriting where the Trustee served as corporate trustee and received additional compensation in that role.  As corporate trustee, the Trustee received $126 in connection with the Stable Value Fund’s purchase of the security, $688 in connection with the SRF’s purchase of the security, and $1,050 in connection with the FIF’s purchase of the security.  On the date the security was purchased, the Stable Value Fund held 1.18% of the units of the SRF and 3.46% of the units of the FIF.

Galliard determined that no ERISA prohibited transaction exemption was available with respect to the compensation received by the Trustee as corporate trustee in connection with the purchase of the security as part of the initial underwriting by the Stable Value Fund, the SRF, and the FIF.  To

                                                                                                                 31                                                                                            (Continued)

WELLS FARGO & COMPANY 401(K) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

correct the transaction, the requisite portion of the compensation received by the Trustee as corporate trustee (as described above) was disgorged to the Stable Value Fund, the SRF, and the FIF along with lost interest related to usage of funds.  As the disqualified person liable for the tax under Code Section 4975 for participating in a non-exempt prohibited transaction, the Trustee filed a separate Form 5330 filing with the IRS for the Stable Value Fund, the SRF, and the FIF and paid the applicable excise taxes.

In addition, Galliard directed the Stable Value Fund, the SRF, and the FIF to sell the security on May 22, 2013.  The Stable Value Fund’s sale of the security resulted in a loss of $1,125 from the purchase price.  The SRF’s sale of the security resulted in a loss of $6,141 from the purchase price.  The FIF’s sale of the security resulted in a loss of $9,375 from the purchase price.  Galliard made the Stable Value Fund, SRF, and FIF whole for this loss by reimbursing each for the corresponding amount of the loss and for lost interest related to usage of the funds.

(17)     Subsequent Events

In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to period end December 31, 2013 through June 13, 2014, the date at which the financial statements were issued.

(a)          Purchase of Company Stock

Subsequent to December 31, 2013, the Plan purchased 1,217,000 shares of Company preferred stock from the Company for $1,325 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 1.50% and is due December 31, 2023.

(b)          Litigation Settlements

The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.

On March 24, 2014, the Plan received $691,426 and $344,764 of Proceeds related to the Wachovia Corporation Common Stock Fund (ESOP) and the Wachovia Corporation Common Stock Fund (Non-ESOP), respectively, fund options of the Wachovia Savings Plan. The Wachovia Savings Plan merged into the Plan effective December 31, 2009.

On April 1, 2014, the Plan received $124,762 in litigation settlements for the A.G. Edwards, Inc. Retirement and Profit Sharing Plan for the Wachovia Corporation Common Stock Fund. The A.G. Edwards, Inc. Retirement and Profit Sharing Plan merged into the Plan effective July 11, 2011.

On May 16, 2014, the Plan received $166,419 in litigation settlements for the A.G. Edwards Inc. Retirement and Profit Sharing Plan for the eligible investors who held shares in certain Nations mutual funds and other mutual funds during the period from 2000 through mid-2003.

These Proceeds are deposited into an interest bearing account until the Administrator is able to determine how to allocate the monies into the Plan and are included as other miscellaneous receivables on the 2013 statement of net assets available for benefits and in other income in the 2013 statement of changes of net assets available for benefits.

                                                                                                                 32                                                                                            (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule G, Part III – Nonexempt Transactions
Year Ended December 31, 2013

(c)
	(b)	Description of							(j)
	Relationship to	transaction including						(i)	Net gain
(a)	plan, employer,	maturity date, rate of	(d)	(e)	(f)	(g)	(h)	Current	or (loss)
Identity of	or other	interest, collateral,	Purchase	Selling	Lease	Transaction	Cost of	value of	on each
party involved	party-in-interest	par or maturity value	price	price	rental	expenses	asset	asset	transaction
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	$—	—	—	—	126	127	1
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	—	—	—	—	36	36	—
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	—	—	—	—	8	8	—

See accompanying independent auditors’ report.

                                                                                                                 33

WELLS FARGO AND COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

		Description of investment,
		including maturity date,
		rate of interest, collateral,	Units/
Identity of issuer, borrower, lessor, or similar party		par, or maturing value	shares	Cost	Current value
*	Participant loans	165,654 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 9, 2033	N/A		$878,123,133

	US Bond Index Fund	Collective Investment Fund	74,130,346	(1)	920,328,247
	S&P 500 Index Fund	Collective Investment Fund	169,058,455	(1)	2,459,293,346
	S&P MidCap Index Fund	Collective Investment Fund	61,069,897	(1)	1,465,494,324
	Russell Small Cap Fund	Collective Investment Fund	20,064,645	(1)	425,330,347
	Emerging Markets Fund	Collective Investment Fund	36,560,859	(1)	624,459,472
	International Index Fund	Collective Investment Fund	17,329,839	(1)	337,429,288
	NASDAQ 100 Fund	Collective Investment Fund	32,689,282	(1)	713,639,713
					6,945,974,737
*	WF Advantage 100% Treasury Money Market Fund*	Mutual Fund	251,942,012	(1)	251,942,012
	PIMCO Global Advantage Bond Fund	Mutual Fund	10,944,515	(1)	120,827,443
*	WF Advantage Dow Jones Target Today*	Mutual Fund	12,536,470	(1)	136,020,697
*	WF Advantage Dow Jones Target 2010*	Mutual Fund	4,943,069	(1)	65,001,356
*	WF Advantage Dow Jones Target 2015*	Mutual Fund	20,895,260	(1)	212,504,799
*	WF Advantage Dow Jones Target 2020*	Mutual Fund	27,360,387	(1)	412,594,630
*	WF Advantage Dow Jones Target 2025*	Mutual Fund	99,223,326	(1)	1,028,945,891
*	WF Advantage Dow Jones Target 2030*	Mutual Fund	27,629,516	(1)	456,163,308
*	WF Advantage Dow Jones Target 2035*	Mutual Fund	27,112,612	(1)	293,900,710
*	WF Advantage Dow Jones Target 2040*	Mutual Fund	17,434,652	(1)	330,735,351
*	WF Advantage Dow Jones Target 2045*	Mutual Fund	11,612,584	(1)	130,873,816
*	WF Advantage Dow Jones Target 2050*	Mutual Fund	48,528,923	(1)	523,141,794
*	WF Advantage Dow Jones Target 2055*	Mutual Fund	3,602,856	(1)	44,819,533
					4,007,471,340
	Wells Fargo Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,137,250	(1)	698,657,399
	T Rowe Price Equity Income Fund	Common Collective Fund	40,278,272	(1)	669,827,655
	MFS Large Cap Value Fund	Common Collective Fund	36,317,497	(1)	675,142,269
	Total Wells Fargo Large Cap Value Fund				2,043,627,323
	Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	45,338,893	(1)	515,049,825
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	24,598,218	(1)	530,337,575
	Delaware US Growth Fund	Mutual Fund	20,696,934	(1)	516,181,541
	Total Wells Fargo Large Cap Growth Fund				1,561,568,941
	Wells Fargo Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Advantage Emerging Growth Fund*	Mutual Fund	12,270,748	(1)	214,369,961
	Advisory Research Small Cap Value Fund	Common Collective Fund	12,466,092	(1)	215,788,046
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	20,772,941	(1)	440,344,796
	Wellington Select Small Cap Growth Fund	Common Collective Fund	10,268,752	(1)	216,465,295
	Wellington Small Cap Value Fund	Common Collective Fund	10,914,918	(1)	211,749,400
	Total Wells Fargo Small Cap Fund				1,298,717,498
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Thornburg International Fund*	Common Collective Fund	28,448,631	(1)	355,502,627
	American Funds EuroPacific Growth Fund	Mutual Fund	14,425,256	(1)	707,270,299
	Harbor International Fund	Mutual Fund	5,058,008	(1)	359,169,177
					1,421,942,103
	Total Multi-Manager Funds				6,325,855,865
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Prudential Insurance Company of America	2.14%		(1)	—
	Nationwide Life Insurance Company	1.65%		(1)	272,104,676
	Monumental Life Insurance Company	2.85%		(1)	204,194,001
	ING Life Insurance and Annuity Company	2.36%		(1)	172,451,124
	American General Life Insurance	2.27%		(1)	—
	Prudential Insurance Company of America	2.14%		(1)	225,218,234
	New York Life Insurance Company	2.07%		(1)	264,569,200
	Massachusetts Mutual Life Insurance Company	1.99%		(1)	380,478,330
	Metropolitan Life Insurance Company	0.81%		(1)	200,172,866
	American General Life Insurance Company	2.27%		(1)	—
	Monumental Life Insurance Company	2.85%		(1)	—
	Pacific Life Insurance Company	2.25%		(1)	—
	State Street Bank and Trust Company	2.71%		(1)
	Access Group Inc 2013-1	0.66%, $4,190,752 par, due 2/25/2036		(1)	4,175,540
	Ally Auto Receivables Trust 2012-3	0.85%, $4,500,000 par, due 8/15/2015		(1)	4,512,195
	Ally Auto Receivables Trust 2013-2	0.79%, $2,500,000 par, due 1/15/2018		(1)	2,497,725
	American Express Credit Acct Mstr Tr	0.98%, $3,000,000 par, due 5/15/2019		(1)	2,991,570
	American Express Credit Corp	2.75%, $2,000,000 par, due 9/15/2015		(1)	2,069,720
	American Honda Finance Corp	1.13%, $1,500,000 par, due 10/7/2016		(1)	1,506,135
	AmeriCredit Auto Receivables Trust	0.51%, $1,541,411 par, due 1/8/2016		(1)	1,540,840
	AmeriCredit Auto Receivables Trust	0.61%, $3,275,000 par, due 10/10/2017		(1)	3,269,236
	AmeriCredit Auto Receivables Trust	0.67%, $2,600,000 par, due 6/8/2017		(1)	2,599,090
	AmeriCredit Auto Receivables Trust	0.90%, $3,400,000 par, due 9/15/2016		(1)	3,398,810
	AmeriCredit Automobile Receivables Trust 2012-1	0.91%, $78,380 par, due 1/8/2014		(1)	78,385
	Arizona School Facilities Board	1.12%, $1,850,000 par, due 7/1/2017		(1)	1,811,576
	Banc of America Commercial Mortgage Trust 2006-2	5.73%, $3,500,000 par, due 5/10/2045		(1)	3,817,275
	Banc of America Commercial Mortgage Trust 2006-4	5.62%, $3,693,522 par, due 7/10/2046		(1)	4,061,545
	Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,099,390
	Bank of America NA	1.13%, $2,100,000 par, due 11/14/2016		(1)	2,102,394
	Bank of Montreal	1.95%, $1,000,000 par, due 1/30/2017		(1)	1,025,180
	Bank of New York Mellon Corp/The	1.20%, $3,000,000 par, due 2/20/2015		(1)	3,023,040
	Bank of Nova Scotia	1.75%, $1,000,000 par, due 3/22/2017		(1)	1,018,760
	Bank of Nova Scotia	1.95%, $3,375,000 par, due 1/30/2017		(1)	3,460,725
	Barclays Bank PLC	5.20%, $2,500,000 par, due 7/10/2014		(1)	2,562,425
	BB&T Corp	5.70%, $1,500,000 par, due 4/30/2014		(1)	1,525,860
	Bear Stearns Commercial Mortgage Securities
	Trust 2005-PWR10	5.38%, $1,153,211 par, due 12/11/2040		(1)	1,159,622
	Bear Stearns Commercial Mortgage Securities
	Trust 2005-PWR8	4.67%, $3,296,344 par, due 6/11/2041		(1)	3,428,231
	Bear Stearns Commercial Mortgage Securities
	Trust 2007-TOP26	5.45%, $3,408,598 par, due 1/12/2045		(1)	3,772,977
	BHP Billiton Finance USA Ltd	1.63%, $1,000,000 par, due 2/24/2017		(1)	1,002,710
	BNP Paribas SA	2.40%, $1,700,000 par, due 12/12/2018		(1)	1,701,088
	Board of Trustees of The Leland Stanford Junior University	4.25%, $1,300,000 par, due 5/1/2016		(1)	1,408,446
	BP Capital Markets PLC	4.50%, $1,500,000 par, due 10/1/2020		(1)	1,620,630
	Branch Banking & Trust Co	1.45%, $520,000 par, due 10/3/2016		(1)	524,872
	Branch Banking & Trust Co	2.30%, $900,000 par, due 10/15/2018		(1)	901,341
	Burlington Northern Santa Fe LLC	5.65%, $500,000 par, due 5/1/2017		(1)	560,755
	Caisse Centrale Desjardins	1.60%, $4,000,000 par, due 3/6/2017		(1)	4,050,000
	Capital Auto Receivables Asset Trust	0.62%, $3,550,000 par, due 7/20/2016		(1)	3,549,361
	Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	2,851,737
	CarMax Auto Owner Trust 2013-4	0.80%, $2,000,000 par, due 7/16/2018		(1)	1,997,000
	Caterpillar Financial Services Corp	1.00%, $460,000 par, due 11/25/2016		(1)	457,332
	Caterpillar Financial Services Corp	1.35%, $830,000 par, due 9/6/2016		(1)	835,138
	Charles Schwab Corp/The	6.38%, $500,000 par, due 9/1/2017		(1)	571,015
	Chase Issuance Trust	0.22%, $3,000,000 par, due 4/15/2019		(1)	2,974,950
	Chevron Corp	1.72%, $1,310,000 par, due 6/24/2018		(1)	1,305,061
	Chrysler Auto Receivables Trust	0.91%, $2,100,000 par, due 4/16/2018		(1)	2,104,452
	CIT Equipment Collateral	0.65%, $3,400,000 par, due 3/21/2016		(1)	3,399,048
	Citibank Credit Card Issuance Trust	1.32%, $2,960,000 par, due 9/7/2018		(1)	2,980,217
	Citibank Credit Card Trust	0.73%, $3,400,000 par, due 2/7/2018		(1)	3,397,042
	Citigroup Inc	1.18%, $58,000 par, due 4/1/2014		(1)	58,113
	Citigroup Inc	1.30%, $1,000,000 par, due 10/15/2016		(1)	996,510
	Citigroup Inc	1.70%, $510,000 par, due 7/25/2016		(1)	514,804
	Citigroup Inc	3.95%, $510,000 par, due 6/15/2016		(1)	542,589
	City of Dallas TX	1.59%, $1,250,000 par, due 2/15/2017		(1)	1,248,825
	City of El Paso TX	3.61%, $2,000,000 par, due 8/15/2014		(1)	2,039,580
	COBALT CMBS Commercial Mortgage Trust 2006-C1	5.22%, $2,296,636 par, due 8/15/2048		(1)	2,348,517
	College Loan Corp Trust I	0.99%, $8,720,000 par, due 4/25/2046		(1)	7,913,400
	COMM 2004-LNB2 Mortgage Trust	4.71%, $245,274 par, due 3/10/2039		(1)	245,276
	COMM 2005-LP5 Mortgage Trust	4.98%, $2,000,000 par, due 5/10/2043		(1)	2,084,420
	COMM 2006-C8 Mortgage Trust	5.29%, $1,846,537 par, due 12/10/2046		(1)	2,024,746
	Commonwealth Bank of Australia	2.90%, $2,000,000 par, due 9/17/2014		(1)	2,036,300
	ConocoPhillips	4.75%, $662,000 par, due 2/1/2014		(1)	664,244
	Cornell University	4.35%, $2,000,000 par, due 2/1/2014		(1)	2,006,300
	Covidien International Finance SA	1.35%, $950,000 par, due 5/29/2015		(1)	956,973
	Covidien International Finance SA	6.00%, $1,400,000 par, due 10/15/2017		(1)	1,603,784
	Credit Suisse Commercial Mortgage Trust Series 2007-C1	5.34%, $605,079 par, due 2/15/2040		(1)	621,368
	Credit Suisse First Boston Mortgage Securities Corp	5.10%, $239,021 par, due 8/15/2038		(1)	238,946
	CVS Caremark Corp	2.25%, $1,040,000 par, due 12/5/2018		(1)	1,039,698
	Daimler Finance North America LLC	1.95%, $2,000,000 par, due 3/28/2014		(1)	2,004,960
	Daimler Finance North America LLC	2.30%, $500,000 par, due 1/9/2015		(1)	506,945
	Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,097,569
	DBRR 2012 - EZ1 A	0.95%, $1,793,861 par, due 9/25/2045		(1)	1,793,950
	Devon Energy Corp	1.88%, $500,000 par, due 5/15/2017		(1)	503,640
	Devon Energy Corp	5.63%, $2,280,000 par, due 1/15/2014		(1)	2,283,944
	Diageo Capital PLC	7.38%, $2,000,000 par, due 1/15/2014		(1)	2,004,860
	Discover Card Execution Note Trust	0.69%, $2,200,000 par, due 8/15/2018		(1)	2,194,038
	Discover Card Execution Note Trust	0.81%, $2,400,000 par, due 8/15/2017		(1)	2,408,400
	Discover Card Execution Note Trust	1.04%, $3,500,000 par, due 4/15/2019		(1)	3,496,710
	EdLinc Student Loan Funding Trust 2012-1	1.16%, $3,604,089 par, due 9/25/2030		(1)	3,640,887
	Education Loan Asset-Backed Trust I	0.96%, $3,374,365 par, due 6/25/2026		(1)	3,359,285
	EMC Corp/MA	1.88%, $1,000,000 par, due 6/1/2018		(1)	988,640
	ERP Operating LP	5.25%, $1,250,000 par, due 9/15/2014		(1)	1,289,775
	Fannie Mae Grantor Trust 2004-T2	6.00%, $1,443,962 par, due 11/25/2043		(1)	1,611,231
	Fannie Mae Pool	1.93%, $374,302 par, due 5/1/2034		(1)	395,072
	Fannie Mae Pool	1.94%, $1,016,416 par, due 8/1/2033		(1)	1,071,932
	Fannie Mae Pool	1.94%, $934,206 par, due 8/1/2033		(1)	995,742
	Fannie Mae Pool	1.96%, $7,140,505 par, due 6/1/2034		(1)	7,586,001
	Fannie Mae Pool	2.01%, $362,827 par, due 12/1/2033		(1)	382,420
	Fannie Mae Pool	2.16%, $564,768 par, due 8/1/2035		(1)	593,565
	Fannie Mae Pool	2.20%, $3,100,524 par, due 11/1/2032		(1)	3,222,096
	Fannie Mae Pool	2.33%, $1,033,162 par, due 7/1/2033		(1)	1,096,743
	Fannie Mae Pool	2.39%, $2,256,975 par, due 5/1/2038		(1)	2,405,913
	Fannie Mae Pool	2.39%, $926,543 par, due 5/1/2037		(1)	979,217
	Fannie Mae Pool	2.50%, $1,429,467 par, due 9/1/2023		(1)	1,459,400
	Fannie Mae Pool	2.50%, $2,743,381 par, due 6/1/2023		(1)	2,800,773
	Fannie Mae Pool	2.50%, $4,284,186 par, due 1/1/2023		(1)	4,374,026
	Fannie Mae Pool	2.50%, $4,306,751 par, due 12/1/2022		(1)	4,397,064
	Fannie Mae Pool	2.50%, $6,586,209 par, due 7/1/2022		(1)	6,723,927
	Fannie Mae Pool	2.50%, $7,013,234 par, due 8/1/2023		(1)	7,160,021
	Fannie Mae Pool	2.50%, $9,688,371 par, due 12/1/2022		(1)	9,891,245
	Fannie Mae Pool	2.64%, $6,098,297 par, due 10/1/2041		(1)	6,350,279
	Fannie Mae Pool	3.00%, $715,336 par, due 12/1/2021		(1)	741,903
	Fannie Mae Pool	3.00%, $8,116,310 par, due 8/1/2027		(1)	8,292,434
	Fannie Mae Pool	3.00%, $955,384 par, due 2/1/2041		(1)	1,008,742
	Fannie Mae Pool	3.50%, $5,936,825 par, due 7/1/2021		(1)	6,239,484
	Fannie Mae Pool	3.50%, $8,526,836 par, due 1/1/2021		(1)	8,962,557
	Fannie Mae Pool	3.89%, $2,612,117 par, due 5/1/2036		(1)	2,679,274
	Fannie Mae Pool	3.95%, $1,822,586 par, due 10/1/2032		(1)	1,950,531
	Fannie Mae Pool	4.50%, $517,852 par, due 7/1/2018		(1)	551,295
	Fannie Mae Pool	5.00%, $2,200,624 par, due 6/1/2035		(1)	2,390,626
	Fannie Mae Pool	5.00%, $695,859 par, due 11/1/2019		(1)	753,170
	Fannie Mae Pool	5.00%, $817,489 par, due 10/1/2019		(1)	884,499
	Fannie Mae Pool	5.50%, $1,600,511 par, due 2/1/2036		(1)	1,709,441
	Fannie Mae Pool	5.50%, $35,912 par, due 6/1/2021		(1)	38,422
	Fannie Mae Pool	5.50%, $590,480 par, due 1/1/2036		(1)	630,633
	Fannie Mae Pool	5.50%, $741,475 par, due 4/1/2033		(1)	827,145
	Fannie Mae Pool	6.00%, $187,930 par, due 2/1/2033		(1)	210,909
	Fannie Mae Pool	6.50%, $138,390 par, due 1/1/2018		(1)	145,986
	Fannie Mae REMIC Trust 2003-W11	6.29%, $297,188 par, due 7/25/2033		(1)	330,182
	Fannie Mae REMIC Trust 2004-W11	7.00%, $1,241,734 par, due 5/25/2044		(1)	1,463,420
	Fannie Mae REMICS	4.00%, $2,453,620 par, due 4/25/2019		(1)	2,581,723
	Fannie Mae REMICS	5.50%, $5,709,639 par, due 4/25/2035		(1)	6,209,632
	Fannie Mae REMICS	5.50%, $5,869,970 par, due 4/25/2035		(1)	6,386,997
	Fannie Mae Trust 2003-W6	6.50%, $514,519 par, due 9/25/2042		(1)	575,839
	Fannie Mae Trust 2004-W1	7.00%, $1,031,824 par, due 12/25/2033		(1)	1,172,843
	FHLMC Multifamily Structured Passthrough	2.70%, $4,325,000 par, due 5/25/2018		(1)	4,468,417
	FHLMC Structured Pass Through Securities	5.23%, $4,813,847 par, due 5/25/2043		(1)	5,172,093
	Ford Credit Auto Lease Trust 2013-A	0.60%, $4,050,000 par, due 3/15/2016		(1)	4,049,879
	Ford Credit Auto Lease Trust 2013-B	0.76%, $900,000 par, due 9/15/2016		(1)	901,233
	Ford Credit Auto Owner Trust 2012-B	0.72%, $2,569,670 par, due 12/15/2016		(1)	2,573,833
	Ford Credit Auto Owner Trust 2012-C	0.58%, $1,000,000 par, due 8/15/2015		(1)	1,000,810
	Ford Credit Auto Owner Trust 2013-C	0.82%, $2,225,000 par, due 12/15/2017		(1)	2,233,077
	Ford Credit Auto Owner Trust 2013-D	0.67%, $5,460,000 par, due 4/15/2018		(1)	5,451,701
	Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,025,940
	Freddie Mac Gold Pool	3.00%, $7,144,177 par, due 8/1/2027		(1)	7,216,262
	Freddie Mac Gold Pool	5.00%, $1,935,399 par, due 5/1/2020		(1)	2,085,953
	Freddie Mac Gold Pool	5.50%, $121,790 par, due 11/1/2021		(1)	132,173
	Freddie Mac Gold Pool	5.50%, $464,163 par, due 12/1/2033		(1)	519,519
	Freddie Mac Gold Pool	6.00%, $2,479,172 par, due 8/1/2038		(1)	2,790,556
	Freddie Mac Gold Pool	6.00%, $5,724,543 par, due 8/1/2038		(1)	6,442,515
	Freddie Mac Non Gold Pool	2.05%, $1,482,634 par, due 5/1/2042		(1)	1,521,671
	Freddie Mac Non Gold Pool	2.14%, $2,505,685 par, due 8/1/2035		(1)	2,641,368
	Freddie Mac Non Gold Pool	2.27%, $1,000,925 par, due 6/1/2036		(1)	1,067,697
	Freddie Mac Non Gold Pool	2.28%, $1,799,759 par, due 6/1/2042		(1)	1,854,310
	Freddie Mac Non Gold Pool	2.32%, $1,510,942 par, due 6/1/2042		(1)	1,558,854
	Freddie Mac Non Gold Pool	2.37%, $2,977,611 par, due 10/1/2043		(1)	2,985,175
	Freddie Mac Non Gold Pool	2.37%, $64,494 par, due 10/1/2029		(1)	66,066
	Freddie Mac Non Gold Pool	2.48%, $3,784,904 par, due 9/1/2042		(1)	3,845,727
	Freddie Mac Non Gold Pool	2.53%, $590,719 par, due 5/1/2038		(1)	629,855
	Freddie Mac Non Gold Pool	2.55%, $1,518,862 par, due 9/1/2037		(1)	1,617,725
	Freddie Mac Non Gold Pool	2.65%, $909,785 par, due 1/1/2041		(1)	949,060
	Freddie Mac REMICS	4.00%, $3,529,085 par, due 6/15/2023		(1)	3,732,184
	Freddie Mac REMICS	4.00%, $3,585,726 par, due 12/15/2018		(1)	3,771,574
	Freddie Mac REMICS	4.00%, $3,616,683 par, due 9/15/2019		(1)	3,797,372
	GE Capital Commercial Mortgage Corp Series
	2006-C1 Trust	5.28%, $1,750,000 par, due 3/10/2044		(1)	1,874,285
	GE Equipment Midticket LLC Series 2013-1	0.64%, $3,050,000 par, due 4/22/2015		(1)	3,051,129
	GE Equipment Small Ticket LLC Series 2012-1	1.04%, $4,610,000 par, due 12/21/2014		(1)	4,624,337
	GE Equipment Transportation LLC Series 2013-2	0.92%, $3,600,000 par, due 9/25/2017		(1)	3,598,344
	General Electric Capital Corp	5.55%, $750,000 par, due 5/4/2020		(1)	863,048
	General Electric Co	0.85%, $1,100,000 par, due 10/9/2015		(1)	1,105,137
	General Mills Inc	5.65%, $2,500,000 par, due 2/15/2019		(1)	2,903,850
	Ginnie Mae II pool	0.81%, $6,190,030 par, due 5/20/2058		(1)	6,161,371
	Ginnie Mae II pool	2.50%, $2,946,969 par, due 4/20/2042		(1)	3,046,341
	Ginnie Mae II pool	4.82%, $4,435,081 par, due 12/20/2060		(1)	4,816,055
	Ginnie Mae II pool	5.46%, $2,458,224 par, due 7/20/2059		(1)	2,642,222
	Ginnie Mae II pool	5.47%, $5,995,797 par, due 8/20/2059		(1)	6,412,086
	Ginnie Mae II pool	5.55%, $5,244,356 par, due 2/20/2059		(1)	5,588,690
	Ginnie Mae II pool	5.76%, $2,391,802 par, due 12/20/2058		(1)	2,572,407
	Ginnie Mae II pool	6.14%, $4,662,615 par, due 10/20/2058		(1)	5,031,941
	GlaxoSmithKline Capital PLC	0.75%, $500,000 par, due 5/8/2015		(1)	501,985
	Goldman Sachs Group Inc/The	2.90%, $2,000,000 par, due 7/19/2018		(1)	2,035,340
	Harley-Davidson Motorcycle Trust 2012-1	0.68%, $1,000,000 par, due 6/15/2015		(1)	1,000,830
	Hewlett-Packard Co	1.55%, $575,000 par, due 5/30/2014		(1)	577,099
	Hewlett-Packard Co	6.13%, $1,750,000 par, due 3/1/2014		(1)	1,764,823
	Hilton USA Trust 2013-HLF	1.17%, $2,700,000 par, due 11/5/2030		(1)	2,702,700
	Honda Auto Receivables 2013-4 Owner Trust	0.69%, $2,500,000 par, due 9/18/2017		(1)	2,501,950
	Honda Auto Receivables	0.77%, $1,211,304 par, due 1/15/2016		(1)	1,214,114
	Honeywell International Inc	3.88%, $1,300,000 par, due 2/15/2014		(1)	1,305,278
	HSBC Bank PLC	1.50%, $2,500,000 par, due 5/15/2018		(1)	2,441,175
	Hyundai Auto Receivables Trust 2013-C	1.01%, $2,500,000 par, due 2/15/2018		(1)	2,514,550
	Intel Corp	1.35%, $1,000,000 par, due 12/15/2017		(1)	988,340
	Intel Corp	1.95%, $810,000 par, due 10/1/2016		(1)	832,680
	International Business Machines Corp	5.70%, $2,000,000 par, due 9/14/2017		(1)	2,296,600
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2005-LDP4	4.82%, $256,798 par, due 10/15/2042		(1)	260,810
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2006-LDP6	5.47%, $1,641,111 par, due 4/15/2043		(1)	1,775,239
	JPMorgan Chase & Co	1.13%, $500,000 par, due 2/26/2016		(1)	500,850
	JPMorgan Chase & Co	3.70%, $1,000,000 par, due 1/20/2015		(1)	1,031,200
	JPMorgan Chase & Co	4.65%, $1,250,000 par, due 6/1/2014		(1)	1,271,888
	Kraft Foods Group Inc	1.63%, $800,000 par, due 6/4/2015		(1)	810,160
	LB-UBS Commercial Mortgage Trust 2006-C1	5.16%, $2,240,000 par, due 2/15/2031		(1)	2,392,410
	LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $2,150,000 par, due 9/15/2039		(1)	2,345,220
	M&T Bank Auto Receivables Trust 2013-1	1.06%, $3,000,000 par, due 11/15/2017		(1)	3,017,580
	Manhattan Beach Unified School District	2.01%, $1,430,000 par, due 9/1/2019		(1)	1,378,649
	MassMutual Global Funding II	3.13%, $1,798,000 par, due 4/14/2016		(1)	1,882,074
	Medtronic Inc	4.50%, $2,000,000 par, due 3/15/2014		(1)	2,016,020
	Mercedes-Benz Auto Receivables Trust 2013-1	0.78%, $550,000 par, due 8/15/2017		(1)	551,051
	Merrill Lynch Mortgage Investors Trust Series
	MLCC 2004-A	0.62%, $26,197 par, due 4/25/2029		(1)	24,554
	Merrill Lynch Mortgage Trust 2005-MCP1	4.75%, $3,000,000 par, due 6/12/2043		(1)	3,116,310
	MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,137,030
	Micron Semiconductor Asia Pte Ltd	1.26%, $4,209,000 par, due 1/15/2019		(1)	4,194,311
	Morgan Stanley Capital I Trust 2005-HQ5	5.17%, $3,967,870 par, due 1/14/2042		(1)	4,065,202
	Morgan Stanley Capital I Trust 2005-IQ10	5.23%, $1,839,356 par, due 9/15/2042		(1)	1,935,481
	Morgan Stanley Capital I Trust 2006-HQ9	5.73%, $3,138,207 par, due 7/12/2044		(1)	3,452,844
	Morgan Stanley Capital I Trust 2006-IQ12	5.32%, $3,701,739 par, due 12/15/2043		(1)	4,043,558
	Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,632,382 par, due 3/15/2044		(1)	1,788,209
	Morgan Stanley Capital I Trust 2007-TOP25	5.51%, $3,500,000 par, due 11/12/2049		(1)	3,867,990
	Morgan Stanley Capital I Trust 2012-C4	2.11%, $2,200,000 par, due 3/15/2045		(1)	2,222,792
	Morgan Stanley	4.20%, $1,000,000 par, due 11/20/2014		(1)	1,031,800
	Morgan Stanley	5.45%, $450,000 par, due 1/9/2017		(1)	499,050
	New Hampshire Higher Education Loan Corp	0.66%, $1,579,189 par, due 10/25/2028		(1)	1,567,076
	New York Life Global Funding	1.65%, $1,900,000 par, due 5/15/2017		(1)	1,902,090
	New York State Urban Development Corp	6.45%, $1,500,000 par, due 3/15/2018		(1)	1,643,490
	Nissan Auto Receivables 2013-B Owner Trust	0.84%, $1,350,000 par, due 11/15/2017		(1)	1,356,021
	Novartis Capital Corp	4.13%, $2,000,000 par, due 2/10/2014		(1)	2,007,820
	Oracle Corp	2.38%, $900,000 par, due 1/15/2019		(1)	908,055
	Peco Energy Co	1.20%, $500,000 par, due 10/15/2016		(1)	501,440
	Peco Energy Co	5.00%, $1,000,000 par, due 10/1/2014		(1)	1,032,560
	PepsiCo Inc	2.25%, $1,650,000 par, due 1/7/2019		(1)	1,654,917
	Petroleos Mexicanos	0.67%, $4,525,000 par, due 2/15/2024		(1)	4,548,440
	Petroleos Mexicanos	1.95%, $6,300,000 par, due 12/20/2022		(1)	6,192,333
	PNC Bank NA	1.15%, $940,000 par, due 11/1/2016		(1)	941,147
	PNC Bank NA	1.30%, $900,000 par, due 10/3/2016		(1)	904,842
	PNC Funding Corp	3.00%, $850,000 par, due 5/19/2014		(1)	858,619
	Porsche Innovative Lease Owner Trust	0.70%, $2,000,000 par, due 8/22/2016		(1)	1,999,040
	Province of Ontario Canada	1.00%, $2,800,000 par, due 7/22/2016		(1)	2,809,520
	Province of Ontario Canada	4.10%, $2,500,000 par, due 6/16/2014		(1)	2,543,250
	Public Service Electric & Gas Co	0.85%, $450,000 par, due 8/15/2014		(1)	451,287
	Rio Tinto Finance USA PLC	2.25%, $2,050,000 par, due 12/14/2018		(1)	2,039,894
	Royal Bank of Canada	1.13%, $1,325,000 par, due 7/22/2016		(1)	1,324,828
	Royal Bank of Canada	2.00%, $2,300,000 par, due 10/1/2018		(1)	2,288,063
	SABMiller Holdings Inc	2.45%, $1,700,000 par, due 1/15/2017		(1)	1,740,783
	Sanofi	1.63%, $1,200,000 par, due 3/28/2014		(1)	1,203,672
	Sequoia Mortgage Trust 9	0.87%, $25,939 par, due 9/20/2032		(1)	24,455
	Shell International Finance BV	1.90%, $870,000 par, due 8/10/2018		(1)	864,815
	Shell International Finance BV	4.00%, $1,000,000 par, due 3/21/2014		(1)	1,007,940
	Simon Property Group LP	2.80%, $700,000 par, due 1/30/2017		(1)	724,017
	SLM Student Loan Trust 2007-6	0.57%, $6,500,000 par, due 1/25/2021		(1)	6,475,365
	Small Business Administration Participation Certificates	4.76%, $5,555,192 par, due 9/1/2025		(1)	5,916,391
	Small Business Administration Participation Certificates	5.29%, $3,088,239 par, due 12/1/2027		(1)	3,356,298
	Small Business Administration Participation Certificates	5.63%, $4,400,645 par, due 10/1/2028		(1)	4,847,530
	Small Business Administration Participation Certificates	6.77%, $1,641,594 par, due 11/1/2028		(1)	1,857,431
	South Carolina Student Loan Corp	0.69%, $2,013,925 par, due 8/25/2034		(1)	1,984,502
	South Lyon Community Schools	1.94%, $2,000,000 par, due 5/1/2019		(1)	1,894,300
	Time Warner Cable Inc	3.50%, $2,350,000 par, due 2/1/2015		(1)	2,414,508
	Toronto-Dominion Bank/The	1.50%, $3,100,000 par, due 3/13/2017		(1)	3,133,170
	Total Capital Intl	1.50%, $2,000,000 par, due 2/17/2017		(1)	2,003,660
	Toyota Auto Receivables 2013-B Owner Trust	0.89%, $2,500,000 par, due 7/17/2017		(1)	2,511,625
	Unilever Capital Corp	3.65%, $1,800,000 par, due 2/15/2014		(1)	1,806,678
	United States Small Business Administration	5.46%, $3,191,382 par, due 2/10/2017		(1)	3,453,873
	United States Small Business Administration	5.79%, $3,397,139 par, due 8/10/2017		(1)	3,632,153
	United States Small Business Administration	5.90%, $2,973,826 par, due 2/10/2018		(1)	3,240,311
	United States Treasury Inflation Indexed Bonds	0.13%, $20,093,000 par, due 4/15/2018		(1)	20,704,743
	United States Treasury Note/Bond	0.63%, $1,300,000 par, due 9/30/2017		(1)	1,272,986
	United States Treasury Note/Bond	0.63%, $21,000,000 par, due 8/15/2016		(1)	21,004,830
	United States Treasury Note/Bond	0.88%, $21,000,000 par, due 9/15/2016		(1)	21,124,740
	United States Treasury Note/Bond	1.38%, $1,498,000 par, due 7/31/2018		(1)	1,484,548
	Ventas Realty LP / Ventas Capital Corp	2.00%, $700,000 par, due 2/15/2018		(1)	688,107
	Verizon Communications Inc	3.65%, $1,600,000 par, due 9/14/2018		(1)	1,693,696
	Volkswagen Auto Loan Enhanced Trust 2012-1	0.85%, $1,037,461 par, due 6/22/2015		(1)	1,040,365
	Vornado Realty LP	4.25%, $2,000,000 par, due 4/1/2015		(1)	2,062,460
	White Bear Lake Independent School District No 624	5.25%, $1,810,000 par, due 2/1/2015		(1)	1,898,057
	Wisconsin Electric Power Co	6.25%, $500,000 par, due 12/1/2015		(1)	551,740
	World Omni Auto Lease Sec Trust 2012-A	0.71%, $251,009 par, due 1/15/2015		(1)	251,069
	World Omni Auto Lease Sec Trust	0.73%, $2,750,000 par, due 5/16/2016		(1)	2,752,695
	World Omni Auto Receivables Trust 2013-B	0.83%, $2,500,000 par, due 8/15/2018		(1)	2,499,200
	Wells Fargo Short Term Investment Fund S	0.18%, $44,328,337 units		(1)	44,328,337
					698,302,161
		Accrued income receivable			2,580,792
		Deposits with brokers for futures transactions			135,000
		Variation margin payable			14,063
		Cash overdraft			(50,027)
		Receivable for investment payments due			425,814
					701,407,803
	American General Life Insurance Company, 2.27%	2.27%
	Monumental Life Insurance Company, 2.85%	2.85%
	Pacific Life Insurance Company, 2.25%	2.25%
	Access Group Inc 2013-1	0.66%, $2,162,969 par, due 2/25/2036		(1)	2,155,117
	Adams & Arapahoe Joint School District 28J Aurora	3.73%, $675,000 par, due 12/1/2020		(1)	689,513
	Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	417,656
	Alvin Independent School District/TX	3.78%, $500,000 par, due 2/15/2021		(1)	516,325
	Amal Ltd/Cayman Islands	3.46%, $2,069,827 par, due 8/21/2021		(1)	2,182,260
	American Express Co	1.55%, $500,000 par, due 5/22/2018		(1)	488,200
	American Honda Finance Corp	1.50%, $500,000 par, due 9/11/2017		(1)	492,620
	American Honda Finance Corp	2.13%, $780,000 par, due 10/10/2018		(1)	776,786
	Anderson County School District No 1/SC	5.00%, $500,000 par, due 3/1/2022		(1)	542,160
	Apache Corp	3.25%, $750,000 par, due 4/15/2022		(1)	738,938
	Archer-Daniels-Midland Co	4.48%, $1,600,000 par, due 3/1/2021		(1)	1,682,256
	AT&T Inc	1.60%, $420,000 par, due 2/15/2017		(1)	419,412
	Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	802,536
	BAE Systems Holdings Inc	5.20%, $1,300,000 par, due 8/15/2015		(1)	1,380,314
	Bank of America Corp	5.00%, $300,000 par, due 5/13/2021		(1)	327,831
	Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	329,817
	Bank of America NA	5.30%, $1,250,000 par, due 3/15/2017		(1)	1,377,775
	Barclays Bank PLC	5.00%, $1,300,000 par, due 9/22/2016		(1)	1,431,222
	BB&T Corp	2.05%, $375,000 par, due 6/19/2018		(1)	371,265
	BHP Billiton Finance USA Ltd	5.40%, $850,000 par, due 3/29/2017		(1)	951,966
	BMW Vehicle Owner Trust 2013-A	0.67%, $800,000 par, due 11/27/2017		(1)	800,744
	BNP Paribas SA	3.60%, $1,400,000 par, due 2/23/2016		(1)	1,473,934
	Boston Properties LP	3.85%, $875,000 par, due 2/1/2023		(1)	854,919
	Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	733,961
	BP Capital Markets PLC	4.74%, $1,000,000 par, due 3/11/2021		(1)	1,093,860
	Branch Banking & Trust Co	5.63%, $750,000 par, due 9/15/2016		(1)	834,405
	Brazos Student Finance Corp	0.50%, $486,227 par, due 6/25/2027		(1)	474,975
	Burlington Northern Santa Fe LLC	5.65%, $800,000 par, due 5/1/2017		(1)	897,208
	Canadian National Railway Co	4.95%, $750,000 par, due 1/15/2014		(1)	751,170
	Cargill Inc	1.90%, $360,000 par, due 3/1/2017		(1)	360,698
	Cargill Inc	4.31%, $1,210,000 par, due 5/14/2021		(1)	1,255,678
	CarMax Auto Owner Trust 2013-4	0.80%, $1,000,000 par, due 7/16/2018		(1)	998,500
	Caterpillar Inc	3.90%, $750,000 par, due 5/27/2021		(1)	779,025
	CenterPoint Energy Transition	2.16%, $1,400,000 par, due 10/15/2021		(1)	1,392,398
	Charter Township of Bloomfield MI	3.09%, $665,000 par, due 5/1/2020		(1)	655,943
	Chase Issuance Trust	1.01%, $1,500,000 par, due 10/15/2018		(1)	1,498,110
	Chevron Corp	3.19%, $700,000 par, due 6/24/2023		(1)	671,965
	Citibank Credit Card Trust	0.73%, $1,950,000 par, due 2/7/2018		(1)	1,948,304
	Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,464,330
	Citigroup Commercial Mortgage Trust 2013-GC11	2.69%, $2,650,000 par, due 12/10/2022		(1)	2,573,124
	Citigroup Inc	4.45%, $550,000 par, due 1/10/2017		(1)	596,090
	Citigroup Inc	4.50%, $600,000 par, due 1/14/2022		(1)	635,826
	Citigroup Inc	5.00%, $500,000 par, due 9/15/2014		(1)	514,240
	City of Austin TX	3.45%, $500,000 par, due 9/1/2021		(1)	506,830
	City of Boston MA	4.40%, $1,000,000 par, due 4/1/2026		(1)	1,050,870
	City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	989,680
	City of Houston TX	4.36%, $695,000 par, due 3/1/2020		(1)	743,740
	City of Lubbock TX	4.74%, $750,000 par, due 2/15/2020		(1)	808,185
	Commonwealth of Massachusetts	3.25%, $1,000,000 par, due 7/1/2014		(1)	1,014,110
	Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	826,268
	ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	519,647
	Cook County Township High School District
	No 225 Northfield	5.24%, $180,000 par, due 12/1/2014		(1)	181,638
	Coos County School District No 13 North Bend	2.21%, $1,145,000 par, due 6/15/2021		(1)	1,065,720
	County of Butts GA	2.00%, $1,250,000 par, due 4/1/2016		(1)	1,273,188
	County of Clark NV	5.21%, $1,000,000 par, due 11/1/2016		(1)	1,093,870
	County of Loudoun VA	1.85%, $1,500,000 par, due 12/1/2019		(1)	1,428,795
	County of Scott MN	4.75%, $1,000,000 par, due 12/1/2020		(1)	1,054,650
	Credit Suisse/New York NY	4.38%, $750,000 par, due 8/5/2020		(1)	801,698
	CRH America Inc	4.13%, $850,000 par, due 1/15/2016		(1)	896,895
	CVS Caremark Corp	4.00%, $570,000 par, due 12/5/2023		(1)	568,792
	CVS Caremark Corp	5.75%, $488,000 par, due 6/1/2017		(1)	553,446
	Daimler Finance North America LLC	2.30%, $500,000 par, due 1/9/2015		(1)	506,945
	Daimler Finance North America LLC	3.00%, $1,100,000 par, due 3/28/2016		(1)	1,141,943
	Dallas Independent School District	4.25%, $1,000,000 par, due 2/15/2019		(1)	1,085,040
	Dayton Metro Library	2.15%, $1,100,000 par, due 12/1/2020		(1)	1,030,392
	DBUBS 2011-LC2 Mortgage Trust	4.54%, $2,000,000 par, due 7/10/2044		(1)	2,143,160
	Deere & Co	2.60%, $1,500,000 par, due 6/8/2022		(1)	1,402,605
	Devon Energy Corp	6.30%, $1,250,000 par, due 1/15/2019		(1)	1,448,575
	Diageo Capital PLC	1.50%, $700,000 par, due 5/11/2017		(1)	698,488
	Duke Energy Progress Inc	5.30%, $1,200,000 par, due 1/15/2019		(1)	1,364,904
	Duke Realty LP	5.95%, $330,000 par, due 2/15/2017		(1)	367,217
	Duke Realty LP	7.38%, $867,000 par, due 2/15/2015		(1)	927,361
	Eaton Corp	6.95%, $1,375,000 par, due 3/20/2019		(1)	1,636,278
	Ecolab Inc	4.35%, $625,000 par, due 12/8/2021		(1)	648,081
	Education Loan Asset-Backed Trust I	0.96%, $1,935,298 par, due 6/25/2026		(1)	1,926,649
	EMC Corp/MA	1.88%, $1,100,000 par, due 6/1/2018		(1)	1,087,504
	Ensco PLC	3.25%, $1,000,000 par, due 3/15/2016		(1)	1,044,040
	Entergy Gulf States Louisiana LLC	6.00%, $750,000 par, due 5/1/2018		(1)	854,828
	ERP Operating LP	4.63%, $1,550,000 par, due 12/15/2021		(1)	1,634,103
	Fannie Mae Grantor Trust 2002-T16	7.00%, $146,750 par, due 7/25/2042		(1)	168,822
	Fannie Mae Grantor Trust 2002-T18	7.00%, $58,634 par, due 8/25/2042		(1)	66,933
	Fannie Mae Grantor Trust 2004-T3	6.00%, $459,394 par, due 2/25/2044		(1)	522,629
	Fannie Mae Pool	1.34%, $88,817 par, due 4/1/2044		(1)	90,276
	Fannie Mae Pool	1.36%, $225,142 par, due 4/1/2037		(1)	234,218
	Fannie Mae Pool	1.71%, $214,331 par, due 1/1/2037		(1)	223,766
	Fannie Mae Pool	1.92%, $379,436 par, due 1/1/2035		(1)	400,700
	Fannie Mae Pool	1.94%, $422,292 par, due 7/1/2035		(1)	447,946
	Fannie Mae Pool	1.94%, $583,800 par, due 7/1/2035		(1)	622,611
	Fannie Mae Pool	2.21%, $229,572 par, due 11/1/2041		(1)	240,837
	Fannie Mae Pool	2.27%, $659,698 par, due 7/1/2035		(1)	697,584
	Fannie Mae Pool	2.35%, $479,047 par, due 4/1/2036		(1)	495,536
	Fannie Mae Pool	2.37%, $160,465 par, due 5/1/2036		(1)	171,598
	Fannie Mae Pool	2.41%, $414,902 par, due 5/1/2035		(1)	441,070
	Fannie Mae Pool	2.98%, $743,970 par, due 1/1/2041		(1)	785,729
	Fannie Mae Pool	3.00%, $2,471,647 par, due 11/1/2021		(1)	2,563,074
	Fannie Mae Pool	3.00%, $3,354,365 par, due 10/1/2021		(1)	3,478,845
	Fannie Mae Pool	3.50%, $7,644,267 par, due 9/1/2032		(1)	7,669,187
	Fannie Mae Pool	3.50%, $904,022 par, due 9/1/2032		(1)	913,704
	Fannie Mae Pool	3.80%, $3,603,891 par, due 1/1/2021		(1)	3,798,969
	Fannie Mae Pool	3.89%, $1,492,638 par, due 5/1/2036		(1)	1,531,014
	Fannie Mae Pool	4.95%, $2,041,984 par, due 6/1/2014		(1)	2,040,187
	Fannie Mae Pool	5.00%, $1,188,040 par, due 8/1/2020		(1)	1,286,873
	Fannie Mae Pool	5.00%, $1,240,706 par, due 9/1/2033		(1)	1,351,836
	Fannie Mae Pool	5.00%, $1,646,920 par, due 11/1/2033		(1)	1,794,154
	Fannie Mae Pool	5.00%, $2,143,875 par, due 6/1/2035		(1)	2,328,977
	Fannie Mae Pool	5.00%, $2,741,550 par, due 10/1/2035		(1)	2,975,541
	Fannie Mae Pool	5.00%, $371,168 par, due 12/1/2019		(1)	401,938
	Fannie Mae Pool	5.00%, $832,950 par, due 10/1/2019		(1)	901,227
	Fannie Mae Pool	6.00%, $491,697 par, due 9/1/2038		(1)	530,163
	Fannie Mae REMIC Trust 2005-W1	6.50%, $351,608 par, due 10/25/2044		(1)	410,769
	Fannie Mae REMICS	4.50%, $466,277 par, due 9/25/2018		(1)	494,552
	Fannie Mae REMICS	5.00%, $348,864 par, due 10/25/2018		(1)	373,138
	Fannie Mae REMICS	5.50%, $856,446 par, due 4/25/2035		(1)	931,445
	Fannie Mae Trust 2003-W6	6.50%, $232,269 par, due 9/25/2042		(1)	259,950
	Fannie Mae Trust 2003-W8	7.00%, $42,649 par, due 10/25/2042		(1)	48,790
	Fannie Mae Trust 2004-W2	7.00%, $334,589 par, due 2/25/2044		(1)	387,796
	Fannie Mae-Aces	5.26%, $927,712 par, due 5/25/2020		(1)	1,035,938
	FHLMC Multifamily Structured Pass Through Certificates	2.30%, $2,200,000 par, due 9/25/2018		(1)	2,223,628
	FHLMC Multifamily Structured Pass Through Certificates	2.31%, $2,375,000 par, due 3/25/2020		(1)	2,335,433
	FHLMC Multifamily Structured Pass Through Certificates	3.15%, $2,100,000 par, due 2/25/2018		(1)	2,203,068
	FHLMC Multifamily Structured Pass Through	3.88%, $3,250,000 par, due 11/25/2017		(1)	3,497,943
	FHLMC Multifamily Structured Passthrough	2.70%, $1,300,000 par, due 5/25/2018		(1)	1,343,108
	FHLMC Structured Pass Through Securities	7.00%, $1,164,463 par, due 7/25/2043		(1)	1,330,562
	FHMS K712 A2	1.87%, $3,300,000 par, due 11/25/2019		(1)	3,190,110
	FN 7/1 HYB 2.94 FEB	2.94%, $2,500,000 par, due 2/1/2044		(1)	2,534,720
	Ford Credit Auto Owner Trust 2013-D	0.67%, $1,960,000 par, due 4/15/2018		(1)	1,957,021
	Freddie 20-Yr 3.5 GIANT	3.50%, $3,672,854 par, due 9/1/2032		(1)	3,691,291
	Freddie Mac Gold Pool	3.00%, $4,030,788 par, due 8/1/2027		(1)	4,071,458
	Freddie Mac Gold Pool	3.50%, $1,278,618 par, due 12/1/2025		(1)	1,339,583
	Freddie Mac Gold Pool	3.50%, $365,829 par, due 2/1/2043		(1)	359,420
	Freddie Mac Gold Pool	4.00%, $1,160,245 par, due 2/1/2026		(1)	1,239,977
	Freddie Mac Gold Pool	5.00%, $68,751 par, due 5/1/2021		(1)	72,987
	Freddie Mac Gold Pool	5.00%, $771,690 par, due 2/1/2020		(1)	831,720
	Freddie Mac Gold Pool	5.50%, $262,030 par, due 2/1/2018		(1)	275,750
	Freddie Mac Gold Pool	6.00%, $243,581 par, due 9/1/2038		(1)	271,471
	Freddie Mac Gold Pool	6.00%, $572,454 par, due 8/1/2038		(1)	644,251
	Freddie Mac Gold Pool	6.00%, $885,418 par, due 8/1/2038		(1)	996,627
	Freddie Mac Non Gold Pool	2.55%, $498,415 par, due 12/1/2036		(1)	532,870
	Freddie Mac Non Gold Pool	2.63%, $305,953 par, due 7/1/2034		(1)	321,119
	Freddie Mac Non Gold Pool	3.00%, $625,648 par, due 11/1/2040		(1)	662,167
	GE Capital Commercial Mortgage Series 2005-C2	4.87%, $248,849 par, due 5/10/2043		(1)	249,097
	GE Equipment Transportation LLC Series 2013-2	0.92%, $2,050,000 par, due 9/25/2017		(1)	2,049,057
	General Electric Capital Corp	4.63%, $225,000 par, due 1/7/2021		(1)	245,351
	General Electric Capital Corp	4.65%, $500,000 par, due 10/17/2021		(1)	544,725
	General Electric Capital Corp	5.50%, $750,000 par, due 1/8/2020		(1)	858,870
	General Electric Capital Corp	6.00%, $1,000,000 par, due 8/7/2019		(1)	1,173,310
	Genzyme Corp	5.00%, $1,000,000 par, due 6/15/2020		(1)	1,109,930
	Georgia-Pacific LLC	3.73%, $1,475,000 par, due 7/15/2023		(1)	1,419,658
	Ginnie Mae II pool	0.81%, $3,868,769 par, due 5/20/2058		(1)	3,850,857
	Ginnie Mae II pool	1.50%, $1,183,111 par, due 6/20/2058		(1)	1,203,011
	Ginnie Mae II pool	5.46%, $4,513,386 par, due 7/20/2059		(1)	4,827,563
	Ginnie Mae II pool	5.46%, $6,044,104 par, due 7/20/2059		(1)	6,496,505
	Ginnie Mae II pool	5.63%, $751,885 par, due 2/20/2059		(1)	803,760
	Ginnie Mae II pool	5.76%, $3,986,336 par, due 12/20/2058		(1)	4,287,344
	GlaxoSmithKline Capital Inc	5.65%, $800,000 par, due 5/15/2018		(1)	920,912
	Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	547,420
	Goldman Sachs Group Inc/The	5.75%, $150,000 par, due 1/24/2022		(1)	168,854
	Great River Energy	5.83%, $285,684 par, due 7/1/2017		(1)	303,013
	GS Mortgage Securities Corp II	2.56%, $2,750,000 par, due 2/10/2046		(1)	2,643,905
	GS Mortgage Securities Trust 2013-GCJ12	2.68%, $2,375,000 par, due 6/10/2046		(1)	2,254,493
	Halliburton Co	5.90%, $950,000 par, due 9/15/2018		(1)	1,105,354
	Harlandale Independent School District	5.00%, $1,020,000 par, due 8/15/2020		(1)	1,146,123
	Hashemite Kingdom of Jordan Government AID	2.50%, $1,625,000 par, due 10/30/2020		(1)	1,591,590
	Helios Leasing I LLC	1.56%, $904,810 par, due 9/28/2024		(1)	854,131
	Hewlett-Packard Co	2.60%, $1,000,000 par, due 9/15/2017		(1)	1,016,050
	Hilton USA Trust 2013-HLT	2.66%, $1,975,000 par, due 11/5/2030		(1)	1,955,230
	Honda Auto Receivables 2013-4 Owner Trust	0.69%, $1,602,000 par, due 9/18/2017		(1)	1,603,250
	HSBC Holdings PLC	5.10%, $1,250,000 par, due 4/5/2021		(1)	1,389,313
	HSBC USA Inc	1.63%, $190,000 par, due 1/16/2018		(1)	187,351
	Indiana Housing & Community Development Authority	5.90%, $225,000 par, due 1/1/2037		(1)	226,269
	Ingersoll-Rand Co	4.75%, $600,000 par, due 5/15/2015		(1)	624,324
	Ingredion Inc	6.00%, $400,000 par, due 4/15/2017		(1)	440,316
	Iowa Finance Authority	5.87%, $275,000 par, due 7/1/2036		(1)	275,663
	Irvine Ranch Water District Joint Powers Agy	2.60%, $2,000,000 par, due 3/15/2014		(1)	2,008,900
	Johns Hopkins University	5.25%, $325,000 par, due 7/1/2019		(1)	366,769
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2006-LDP6	5.47%, $1,728,496 par, due 4/15/2043		(1)	1,869,766
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2006-LDP7	5.86%, $231,226 par, due 4/15/2045		(1)	240,107
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2012-C8	2.38%, $1,175,000 par, due 4/15/2022		(1)	1,131,925
	JPMBB Commercial Mortgage Securities Trust 2013-C12	3.16%, $2,380,000 par, due 7/15/2045		(1)	2,385,141
	JPMorgan Chase & Co	4.40%, $450,000 par, due 7/22/2020		(1)	483,732
	JPMorgan Chase & Co	4.50%, $290,000 par, due 1/24/2022		(1)	306,742
	JPMorgan Chase Bank NA	6.00%, $1,250,000 par, due 10/1/2017		(1)	1,430,150
	Kansas City Power & Light Co	6.38%, $800,000 par, due 3/1/2018		(1)	920,520
	Kentucky Housing Corp	5.75%, $60,000 par, due 7/1/2037		(1)	60,113
	Kentucky Utilities Co	3.25%, $1,000,000 par, due 11/1/2020		(1)	1,016,190
	Kimberly-Clark Corp	6.13%, $450,000 par, due 8/1/2017		(1)	519,062
	Kraft Foods Group Inc	3.50%, $890,000 par, due 6/6/2022		(1)	867,385
	Liberty Property LP	5.50%, $1,000,000 par, due 12/15/2016		(1)	1,103,870
	Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,430,189
	Massachusetts Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	853,898
	McDonald's Corp	5.00%, $675,000 par, due 2/1/2019		(1)	760,617
	Mercedes Benz Auto Lease Trust 2013-B	0.62%, $1,760,000 par, due 7/15/2016		(1)	1,758,574
	Merrill Lynch & Co Inc	6.40%, $450,000 par, due 8/28/2017		(1)	518,810
	Minnesota Housing Finance Agency	5.85%, $10,000 par, due 7/1/2036		(1)	10,000
	Missouri Higher Ed Loan Authority	1.09%, $1,202,875 par, due 8/26/2030		(1)	1,202,839
	Morgan Stanley Bank of America Merrill Lynch
	Trust 2013-C9	2.66%, $2,325,000 par, due 1/15/2023		(1)	2,238,417
	Morgan Stanley	4.00%, $475,000 par, due 7/24/2015		(1)	495,967
	Morgan Stanley	5.50%, $750,000 par, due 7/24/2020		(1)	838,800
	National City Bank/Cleveland OH	0.61%, $450,000 par, due 6/7/2017		(1)	445,041
	Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	878,615
	Nelnet Education Loan Funding Inc	0.38%, $26,946 par, due 8/26/2019		(1)	26,935
	New York Life Global Funding	1.65%, $500,000 par, due 5/15/2017		(1)	500,550
	New York State Urban Development Corp	6.50%, $1,000,000 par, due 12/15/2018		(1)	1,113,160
	Norfolk Southern Corp	3.00%, $1,250,000 par, due 4/1/2022		(1)	1,180,950
	North Carolina State Ed Assistance Auth	0.69%, $2,160,613 par, due 12/26/2039		(1)	2,148,924
	Northrop Grumman Corp	1.75%, $1,045,000 par, due 6/1/2018		(1)	1,019,460
	Northstar Education Finance Inc	0.86%, $1,354,957 par, due 12/26/2031		(1)	1,352,707
	Northstar Education Finance Inc	0.99%, $606,078 par, due 10/30/2045		(1)	595,823
	Occidental Petroleum Corp	1.75%, $530,000 par, due 2/15/2017		(1)	531,823
	Oracle Corp	2.38%, $680,000 par, due 1/15/2019		(1)	686,086
	Overseas Private Investment Corp	3.37%, $1,484,793 par, due 5/15/2021		(1)	1,550,540
	PacifiCorp	5.50%, $750,000 par, due 1/15/2019		(1)	861,293
	PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	287,180
	Parker Hannifin Corp	5.50%, $750,000 par, due 5/15/2018		(1)	849,608
	Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	855,510
	PepsiCo Inc	5.00%, $1,000,000 par, due 6/1/2018		(1)	1,121,720
	Petroleos Mexicanos	2.29%, $975,000 par, due 2/15/2024		(1)	961,428
	PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	547,650
	PNC Funding Corp	5.13%, $600,000 par, due 2/8/2020		(1)	673,896
	Porsche Innovative Lease Owner Trust	0.70%, $1,200,000 par, due 8/22/2016		(1)	1,199,424
	ProLogis LP	4.50%, $750,000 par, due 8/15/2017		(1)	810,015
	Public Service Co of New Hampshire	3.50%, $410,000 par, due 11/1/2023		(1)	401,439
	Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	662,016
	Realty Income Corp	3.25%, $746,000 par, due 10/15/2022		(1)	682,709
	Realty Income Corp	4.65%, $310,000 par, due 8/1/2023		(1)	312,201
	Rio Tinto Alcan Inc	5.20%, $600,000 par, due 1/15/2014		(1)	600,960
	Rio Tinto Finance USA Ltd	2.25%, $310,000 par, due 9/20/2016		(1)	319,046
	Rio Tinto Finance USA Ltd	2.50%, $300,000 par, due 5/20/2016		(1)	309,378
	Rio Tinto Finance USA PLC	2.00%, $640,000 par, due 3/22/2017		(1)	643,104
	Roper Industries Inc	1.85%, $1,250,000 par, due 11/15/2017		(1)	1,239,075
	Royal Bank of Canada	2.00%, $1,100,000 par, due 10/1/2018		(1)	1,094,291
	SABMiller Holdings Inc	2.45%, $900,000 par, due 1/15/2017		(1)	921,591
	SABMiller Holdings Inc	3.75%, $500,000 par, due 1/15/2022		(1)	501,865
	SCG Trust 2013-SRP1	1.57%, $1,200,000 par, due 11/15/2016		(1)	1,201,380
	Shell International Finance BV	4.30%, $1,188,000 par, due 9/22/2019		(1)	1,302,191
	Simon Property Group LP	2.15%, $800,000 par, due 9/15/2017		(1)	811,040
	Simon Property Group LP	5.65%, $750,000 par, due 2/1/2020		(1)	852,735
	Small Business Administration Participation Certificates	5.31%, $1,746,664 par, due 5/1/2027		(1)	1,904,283
	Small Business Administration Participation Certificates	5.34%, $263,195 par, due 11/1/2021		(1)	285,414
	Small Business Administration Participation Certificates	5.54%, $852,400 par, due 9/1/2026		(1)	931,341
	Small Business Administration Participation Certificates	5.60%, $1,780,238 par, due 9/1/2028		(1)	1,982,740
	Small Business Administration Participation Certificates	5.63%, $2,200,322 par, due 10/1/2028		(1)	2,423,765
	Small Business Administration Participation Certificates	5.68%, $967,598 par, due 6/1/2028		(1)	1,084,436
	Small Business Administration Participation Certificates	5.72%, $4,624,128 par, due 1/1/2029		(1)	5,078,125
	Small Business Administration	2.13%, $1,517,383 par, due 1/1/2033		(1)	1,417,569
	St Louis County School District No R-7 Kirkwood	4.19%, $1,000,000 par, due 2/15/2018		(1)	1,079,840
	State of Florida	4.90%, $1,000,000 par, due 6/1/2023		(1)	1,064,900
	State of Georgia	4.50%, $1,000,000 par, due 11/1/2025		(1)	1,058,200
	State of Michigan	6.25%, $500,000 par, due 11/1/2016		(1)	565,055
	State of Mississippi	1.35%, $1,100,000 par, due 11/1/2017		(1)	1,089,055
	State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	808,112
	State of Washington	3.55%, $1,250,000 par, due 8/1/2017		(1)	1,337,450
	State of Wisconsin	3.45%, $550,000 par, due 5/1/2020		(1)	564,240
	State of Wisconsin	5.05%, $1,000,000 par, due 5/1/2018		(1)	1,093,490
	State Street Bank & Trust Co	5.30%, $1,600,000 par, due 1/15/2016		(1)	1,726,848
	Symantec Corp	2.75%, $1,100,000 par, due 6/15/2017		(1)	1,111,814
	Target Corp	6.00%, $600,000 par, due 1/15/2018		(1)	692,898
	Tayarra Ltd	3.63%, $1,460,247 par, due 2/15/2022		(1)	1,547,964
	Teck Resources Ltd	3.15%, $1,070,000 par, due 1/15/2017		(1)	1,107,835
	Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	1,019,850
	Thermo Fisher Scientific Inc	5.00%, $450,000 par, due 6/1/2015		(1)	476,568
	Time Warner Inc	3.40%, $500,000 par, due 6/15/2022		(1)	487,925
	Toyota Motor Credit Corp	2.00%, $1,300,000 par, due 10/24/2018		(1)	1,299,623
	Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,113,940
	UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $2,000,000 par, due 12/10/2045		(1)	1,922,080
	United States Small Business Administration	4.64%, $63,635 par, due 2/10/2015		(1)	66,051
	United States Small Business Administration	4.75%, $140,660 par, due 8/10/2014		(1)	142,811
	United States Small Business Administration	4.94%, $393,786 par, due 8/10/2015		(1)	410,597
	United States Small Business Administration	5.68%, $260,547 par, due 8/10/2016		(1)	273,347
	United States Small Business Administration	5.94%, $2,098,696 par, due 8/10/2018		(1)	2,311,084
	United States Treasury Inflation Indexed Bonds	0.13%, $10,216,000 par, due 1/15/2022		(1)	10,131,313
	United States Treasury Note/Bond	0.63%, $11,650,000 par, due 10/15/2016		(1)	11,628,215
	United States Treasury Note/Bond	1.38%, $15,000,000 par, due 9/30/2018		(1)	14,817,150
	United States Treasury Note/Bond	1.50%, $1,525,000 par, due 8/31/2018		(1)	1,517,253
	United States Treasury Note/Bond	2.13%, $1,525,000 par, due 8/31/2020		(1)	1,505,465
	United States Treasury Note/Bond	2.50%, $9,675,000 par, due 8/15/2023		(1)	9,290,999
	United States Treasury Note/Bond	3.38%, $1,500,000 par, due 11/15/2019		(1)	1,613,445
	United States Treasury Note/Bond	3.50%, $2,000,000 par, due 5/15/2020		(1)	2,157,660
	United States Treasury Note/Bond	3.63%, $4,000,000 par, due 2/15/2020		(1)	4,353,760
	United Technologies Corp	3.10%, $590,000 par, due 6/1/2022		(1)	576,890
	Valspar Corp/The	5.10%, $400,000 par, due 8/1/2015		(1)	421,824
	Ventas Realty LP / Ventas Capital Corp	2.00%, $900,000 par, due 2/15/2018		(1)	884,709
	Verizon Communications Inc	5.15%, $500,000 par, due 9/15/2023		(1)	536,845
	Verizon Communications Inc	5.55%, $500,000 par, due 2/15/2016		(1)	546,810
	Verizon Communications Inc	8.75%, $325,000 par, due 11/1/2018		(1)	415,860
	Vermont Student Assistance Corp	0.92%, $2,288,726 par, due 4/30/2035		(1)	2,265,953
	Village of Hoffman Estates IL	4.95%, $280,000 par, due 12/1/2014		(1)	290,578
	Village of Hoffman Estates IL	5.00%, $485,000 par, due 12/1/2015		(1)	524,518
	Vornado Realty LP	5.00%, $500,000 par, due 1/15/2022		(1)	519,910
	Wisconsin Electric Power Co	2.95%, $80,000 par, due 9/15/2021		(1)	78,611
	Wisconsin Housing & Economic Development Authority	5.53%, $30,000 par, due 3/1/2038		(1)	29,995
	Wisconsin Housing & Economic Development Authority	5.81%, $455,000 par, due 3/1/2037		(1)	469,933
	World Omni Auto Receivables Trust 2013-B	0.83%, $1,271,000 par, due 8/15/2018		(1)	1,270,593
	Wells Fargo Short Term Investment Fund S	0.18%, $21,211,750 units		(1)	21,211,750
					388,487,847
		Accrued income receivable			2,428,899
		Variation margin payable			(2,609)
		Deposits with brokers for futures transactions			27,371
		Swap receivable			121,763
		Payable for investment securities purchased			(2,552,344)
		Receivables for investment payments due			20,773
		Cash			26,304
		Total			388,558,004
	Prudential Insurance Company of America	2.15%
	AEP Texas Central Transition Funding LLC	5.09%, $1,258,567 par, due 7/1/2015		(1)	1,304,185
	AEP Texas Central Transition Funding LLC	5.17%, $4,290,000 par, due 1/1/2018		(1)	4,754,478
	AT&T	5.50%, $1,875,000 par, due 2/1/2018		(1)	2,110,650
	AbbVie Inc	2.90%, $2,180,000 par, due 11/6/2022		(1)	2,037,559
	Ally Master Owner Trust	2.15%, $1,595,000 par, due 1/15/2016		(1)	1,595,941
	Ally Master Owner Trust	1.44%, $900,000 par, due 2/15/2017		(1)	906,687
	Ally Master Owner Trust	1.54%, $1,380,000 par, due 9/15/2019		(1)	1,370,133
	Ally Auto Receivables Trust	0.45%, $520,506 par, due 7/15/2015		(1)	520,631
	Ally Auto Receivables Trust	1.75%, $770,979 par, due 3/15/2016		(1)	774,950
	Ally Auto Receivables Trust	0.99%, $361,342 par, due 11/15/2015		(1)	362,057
	American Express Centurion Bank	0.88%, $925,000 par, due 11/13/2015		(1)	927,063
	Amgen Inc	6.38%, $200,000 par, due 6/1/2037		(1)	229,372
	Amgen Inc	5.65%, $625,000 par, due 6/15/2042		(1)	661,900
	Amgen Inc	3.88%, $2,090,000 par, due 11/15/2021		(1)	2,146,827
	Anheuser-Busch InBev Finance Inc	2.63%, $1,915,000 par, due 1/17/2023		(1)	1,758,640
	BAE Systems PLC	4.75%, $2,145,000 par, due 10/11/2021		(1)	2,236,034
	BG Energy Capital PLC	4.00%, $1,195,000 par, due 10/15/2021		(1)	1,225,855
	BHP Billiton Finance USA Ltd	3.85%, $1,100,000 par, due 9/30/2023		(1)	1,104,774
	Bank of America Corp	5.42%, $3,385,000 par, due 3/15/2017		(1)	3,721,435
	Bank of America Corp	5.65%, $535,000 par, due 5/1/2018		(1)	608,974
	Bank of America Corp	5.70%, $155,000 par, due 1/24/2022		(1)	175,438
	Bank of America Corp	2.00%, $1,200,000 par, due 1/11/2018		(1)	1,197,876
	Bank of New York Mellon Corp/The	2.10%, $765,000 par, due 1/15/2019		(1)	758,268
	Berkshire Hathaway Finance Cor	5.40%, $2,535,000 par, due 5/15/2018		(1)	2,915,833
	CNH Equipment Trust	0.63%, $940,000 par, due 1/17/2017		(1)	941,006
	AEP Texas Central Transition Funding LLC	6.25%, $1,250,000 par, due 1/15/2017		(1)	1,325,238
	CVS Caremark Corp	4.00%, $975,000 par, due 12/5/2023		(1)	972,933
	Carolina Power & Light Co	3.00%, $325,000 par, due 9/15/2021		(1)	318,282
	Caterpillar Inc	3.90%, $445,000 par, due 5/27/2021		(1)	462,222
	Citigroup Inc	5.50%, $1,985,000 par, due 2/15/2017		(1)	2,187,152
	Citigroup Inc	2.50%, $875,000 par, due 9/26/2018		(1)	879,419
	Coca-Cola Co/The	2.45%, $1,555,000 par, due 11/1/2020		(1)	1,510,387
	Coca-Cola Femsa SAB de CV	2.38%, $980,000 par, due 11/26/2018		(1)	972,758
	Comcast Corp	6.50%, $2,985,000 par, due 1/15/2017		(1)	3,419,616
	ConAgra Foods Inc	1.90%, $675,000 par, due 1/25/2018		(1)	662,627
	DTE Energy Co	3.85%, $950,000 par, due 12/1/2023		(1)	937,954
	Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,097,569
	Deutsche Telekom International Finance BV	4.88%, $1,925,000 par, due 7/8/2014		(1)	1,965,906
	Devon Energy Corp	3.25%, $2,075,000 par, due 5/15/2022		(1)	1,978,616
	Diageo Capital PLC	1.13%, $1,730,000 par, due 4/29/2018		(1)	1,667,876
	Diageo Investment Corp	2.88%, $585,000 par, due 5/11/2022		(1)	557,640
	DIRECTV Holdings LLC / DIRECTV Financing Co Inc	5.88%, $415,000 par, due 10/1/2019		(1)	470,104
	DIRECTV Holdings LLC / DIRECTV Financing Co Inc	1.75%, $540,000 par, due 1/15/2018		(1)	529,724
	Dominion Resources Inc/VA	1.95%, $370,000 par, due 8/15/2016		(1)	376,124
	Dow Chemical Co/The	3.00%, $1,765,000 par, due 11/15/2022		(1)	1,646,110
	Duke Capital Corporation	8.00%, $820,000 par, due 10/1/2019		(1)	976,751
	Encana Corp	3.90%, $1,615,000 par, due 11/15/2021		(1)	1,603,517
	Fannie Mae Pool	5.50%, $2,515,106 par, due 8/1/2037		(1)	2,766,516
	Fannie Mae Pool	5.50%, $1,570,203 par, due 2/1/2038		(1)	1,727,805
	Fannie Mae Pool	5.00%, $725,681 par, due 7/1/2035		(1)	788,213
	Fannie Mae Pool	5.50%, $758,080 par, due 9/1/2036		(1)	835,109
	Fannie Mae Pool	5.50%, $570,600 par, due 11/1/2037		(1)	627,969
	Fannie Mae Pool	5.50%, $1,109,862 par, due 12/1/2033		(1)	1,222,890
	Financing Corp Fico	9.80%, $1,440,000 par, due 4/6/2018		(1)	1,916,240
	Financing Corp Fico	10.35%, $1,070,000 par, due 8/3/2018		(1)	1,464,365
	Financing Corp Fico	9.65%, $1,235,000 par, due 11/2/2018		(1)	1,673,826
	Financing Corp Fico	1.85%, $1,935,000 par, due 5/11/2018		(1)	1,785,523
	Financing Corp Fico	1.43%, $4,75,000 par, due 10/6/2017		(1)	3,861,772
	Financing Corp Fico	1.20%, $1,265,000 par, due 3/26/2017		(1)	1,216,791
	Financing Corp Fico	1.85%, $3,305,000 par, due 2/8/2018		(1)	3,064,251
	Ford Credit Floorplan Master Owner Trust	2.12%, $1,050,000 par, due 2/15/2016		(1)	1,052,268
	Ford Credit Floorplan Master Owner Trust	0.74%, $1,755,000 par, due 9/15/2016		(1)	1,757,194
	Ford Credit Floorplan Master Owner Trust A	1.50%, $680,000 par, due 9/15/2018		(1)	686,032
	Ford Credit Auto Owner Trust	0.84%, $81,758 par, due 6/15/2015		(1)	81,790
	Ford Credit Auto Owner Trust	0.47%, $51,506 par, due 4/15/2015		(1)	51,506
	Ford Credit Auto Owner Trust	0.45%, $2,090,000 par, due 8/15/2016		(1)	2,089,728
	General Electric Co	2.70%, $2,785,000 par, due 10/9/2022		(1)	2,606,760
	General Electric Capital Corp	5.30%, $535,000 par, due 2/11/2021		(1)	598,462
	Goldman Sachs Group Inc/The	5.95%, $3,875,000 par, due 1/18/2018		(1)	4,405,643
	HSBC Finance Corp	6.68%, $2,275,000 par, due 1/15/2021		(1)	2,614,066
	Harley-Davidson Motorcycle Trust 2011-2	1.11%, $333,787 par, due 9/15/2016		(1)	334,444
	Heineken NV	1.40%, $475,000 par, due 10/1/2017		(1)	466,008
	Honda Auto Receivables Owner Trust	0.45%, $1,555,000 par, due 4/18/2016		(1)	1,554,969
	JPMorgan Chase & Co	4.40%, $2,380,000 par, due 7/22/2020		(1)	2,558,405
	Japan Tobacco Inc	2.10%, $570,000 par, due 7/23/2018		(1)	568,421
	JPMorgan Chase Bank NA	6.00%, $3,150,000 par, due 7/5/2017		(1)	3,551,027
	Kellogg Co	1.75%, $310,000 par, due 5/17/2017		(1)	309,634
	Kraft Foods Group Inc	3.50%, $285,000 par, due 6/6/2022		(1)	277,758
	Kroger Co/The	6.40%, $1,475,000 par, due 8/15/2017		(1)	1,689,967
	Lockheed Martin Corp	3.35%, $1,415,000 par, due 9/15/2021		(1)	1,403,963
	Massachusetts Mutual Life Ins.	8.88%, $1,410,000 par, due 6/1/2039		(1)	2,020,615
	Mercedes-Benz Auto Receivables Trust	0.85%, $151,569 par, due 3/16/2015		(1)	151,673
	MetLife Inc	1.76%, $455,000 par, due 12/15/2017		(1)	450,172
	Morgan Stanley	7.30%, $1,575,000 par, due 5/13/2019		(1)	1,912,696
	Motiva Enterprises LLC	5.75%, $1,550,000 par, due 1/15/2020		(1)	1,760,211
	New York Life Global Funding	2.45%, $2,000,000 par, due 7/14/2016		(1)	2,070,020
	News America Inc	6.65%, $645,000 par, due 11/15/2037		(1)	752,883
	Northrop Grumman Corp	1.75%, $2,525,000 par, due 6/1/2018		(1)	2,463,289
	PNC Bank NA	1.15%, $770,000 par, due 11/1/2016		(1)	770,939
	Pacific Gas & Electric Co	5.63%, $1,275,000 par, due 11/30/2017		(1)	1,444,550
	PepsiCo Inc	2.75%, $1,150,000 par, due 3/1/2023		(1)	1,064,394
	Perrigo Co Ltd	2.30%, $1,515,000 par, due 11/8/2018		(1)	1,495,350
	Petrobras Global Finance BV	2.00%, $790,000 par, due 5/20/2016		(1)	789,376
	Raytheon Co	6.40%, $1,760,000 par, due 12/15/2018		(1)	2,078,032
	Residual Funding Corp Principal Strip	2.78%, $1,555,000 par, due 7/15/2020		(1)	1,298,439
	Rio Tinto Finance USA Ltd	3.75%, $245,000 par, due 9/20/2021		(1)	247,352
	Rio Tinto Finance USA PLC	2.25%, $495,000 par, due 12/14/2018		(1)	492,560
	SABMiller Holdings Inc	3.75%, $245,000 par, due 1/15/2022		(1)	245,914
	Schlumberger Investment SA	1.95%, $1,105,000 par, due 9/14/2016		(1)	1,127,376
	Shell International Finance BV	3.40%, $910,000 par, due 8/12/2023		(1)	886,932
	Statoil ASA	2.90%, $1,495,000 par, due 11/8/2020		(1)	1,485,223
	Suncor Energy Inc	6.10%, $2,475,000 par, due 6/1/2018		(1)	2,861,001
	TSMC Global Ltd	1.63%, $1,240,000 par, due 4/3/2018		(1)	1,187,474
	Thermo Fisher Scientific Inc	2.40%, $785,000 par, due 2/1/2019		(1)	777,692
	Time Warner Cable Inc	7.30%, $560,000 par, due 7/1/2038		(1)	558,421
	Time Warner Cable Inc	5.50%, $440,000 par, due 9/1/2041		(1)	364,588
	Total Capital SA	2.13%, $815,000 par, due 8/10/2018		(1)	818,162
	Toyota Motor Credit Corp	2.00%, $1,715,000 par, due 10/24/2018		(1)	1,714,503
	Toyota Auto Receivables Owner Trust	0.48%, $770,000 par, due 2/15/2016		(1)	770,624
	United States Treasury Bill	0.02%, $18,620,000 par, due 2/6/2014		(1)	18,619,628
	United States Treasury Bill	0.07%, $35,730,000 par, due 4/3/2014		(1)	35,723,569
	United States Treasury Note/Bond	7.63%, $560,000 par, due 2/15/2025		(1)	800,010
	United States Treasury Note/Bond	3.13%, $2,625,000 par, due 11/15/2041		(1)	2,267,344
	United States Treasury Note/Bond	3.13%, $11,990,000 par, due 2/15/2042		(1)	10,337,658
	United States Treasury Note/Bond	3.00%, $1,040,000 par, due 5/15/2042		(1)	872,134
	United States Treasury Note/Bond	2.75%, $7,995,000 par, due 8/15/2042		(1)	6,334,758
	United States Treasury Note/Bond	2.75%, $995,000 par, due 11/15/2042		(1)	786,677
	United States Treasury Note/Bond	2.88%, $5,800,000 par, due 5/15/2043		(1)	4,700,726
	United States Treasury Note/Bond	3.63%, $2,730,000 par, due 8/15/2043		(1)	2,578,157
	United States Treasury Note/Bond	1.50%, $11,180,000 par, due 12/31/2018		(1)	11,054,225
	United States Treasury Note/Bond	4.00%, $16,625,000 par, due 2/15/2014		(1)	16,702,306
	United States Treasury Note/Bond	1.88%, $23,570,000 par, due 2/28/2014		(1)	23,636,232
	United States Treasury Note/Bond	1.75%, $6,690,000 par, due 3/31/2014		(1)	6,716,894
	United States Treasury Note/Bond	1.25%, $39,040,000 par, due 2/15/2014		(1)	39,093,485
	United States Treasury Note/Bond	0.25%, $12,750,000 par, due 3/31/2014		(1)	12,754,973
	United States Treasury Note/Bond	2.00%, $10,305,000 par, due 2/15/2023		(1)	9,559,536
	United States Treasury Note/Bond	0.38%, $3,230,000 par, due 6/30/2015		(1)	3,236,686
	United States Treasury Note/Bond	2.50%, $11,305,000 par, due 8/15/2023		(1)	10,856,305
	United States Treasury Note/Bond	2.75%, $565,000 par, due 11/15/2023		(1)	552,728
	Verizon Communications Inc	3.85%, $635,000 par, due 11/1/2042		(1)	518,668
	Verizon Communications Inc	6.40%, $1,250,000 par, due 9/15/2033		(1)	1,437,650
	Vodafone Group PLC	2.95%, $1,435,000 par, due 2/19/2023		(1)	1,308,734
	Volkswagen Auto Loan Enhanced Trust	0.42%, $1,450,000 par, due 7/20/2016		(1)	1,449,681
	Waste Management Inc	2.60%, $400,000 par, due 9/1/2016		(1)	412,868
	Wells Fargo Short Term Investment Fund S	0.18%, $49,045,580 units		(1)	49,045,580
					419,892,079
		Accrued income receivable			2,619,403
		Payable for investment securities purchased			(40,835,347)
					381,676,135

	Royal Bank of Canada	2.01%
	Allendale Public School District/MI	5.85%, $1,275,000 par, due 5/1/2016		(1)	1,340,025
	Ally Auto Receivables Trust 2012-3	0.85%, $1,500,000 par, due 8/15/2015		(1)	1,504,065
	Ally Auto Receivables Trust 2013-SN1	0.72%, $1,800,000 par, due 5/20/2016		(1)	1,800,900
	Amal Ltd/Cayman Islands	3.46%, $2,759,770 par, due 8/21/2021		(1)	2,909,681
	American Express Credit Acct Mstr Tr	0.98%, $1,800,000 par, due 5/15/2019		(1)	1,794,942
	American Express Credit Corp	2.75%, $1,000,000 par, due 9/15/2015		(1)	1,034,860
	American Honda Finance Corp	1.00%, $900,000 par, due 8/11/2015		(1)	903,528
	American Honda Finance Corp	2.13%, $940,000 par, due 2/28/2017		(1)	950,584
	AmeriCredit Auto Receivables Trust	0.61%, $2,000,000 par, due 10/10/2017		(1)	1,996,480
	AmeriCredit Auto Receivables Trust	0.67%, $2,000,000 par, due 6/8/2017		(1)	1,999,300
	AmeriCredit Automobile Receivables Tr	0.92%, $1,800,000 par, due 4/9/2018		(1)	1,800,990
	Anheuser-Busch InBev Worldwide Inc	3.63%, $861,000 par, due 4/15/2015		(1)	895,552
	Arizona School Facilities Board	1.12%, $1,000,000 par, due 7/1/2017		(1)	979,230
	AT&T Inc	1.60%, $1,330,000 par, due 2/15/2017		(1)	1,328,138
	Atmos Energy Corp	6.35%, $1,015,000 par, due 6/15/2017		(1)	1,147,833
	BAE Systems Holdings Inc	5.20%, $750,000 par, due 8/15/2015		(1)	796,335
	BAMLL Commercial Mortgage Securities
	Trust 2013-DSNY	1.22%, $550,000 par, due 9/15/2026		(1)	550,699
	Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,099,390
	Bank of America NA	0.52%, $900,000 par, due 6/15/2016		(1)	891,936
	Bank of America NA	1.13%, $380,000 par, due 11/14/2016		(1)	380,433
	Bank of Nova Scotia	1.38%, $425,000 par, due 7/15/2016		(1)	429,675
	Bank of Nova Scotia	1.65%, $750,000 par, due 10/29/2015		(1)	764,700
	BB&T Corp	2.15%, $925,000 par, due 3/22/2017		(1)	935,221
	Bear Stearns Commercial Mortgage Securities
	Trust 2006-PWR14	5.20%, $1,600,000 par, due 12/11/2038		(1)	1,747,744
	BHP Billiton Finance USA Ltd	1.63%, $1,175,000 par, due 2/24/2017		(1)	1,178,184
	Board of Trustees of The Leland Stanford
	Junior University	4.25%, $1,000,000 par, due 5/1/2016		(1)	1,083,420
	Boeing Capital Corp	2.13%, $650,000 par, due 8/15/2016		(1)	670,651
	Bottling Group LLC	6.95%, $1,000,000 par, due 3/15/2014		(1)	1,013,000
	Brazos Student Finance Corp	0.50%, $1,215,566 par, due 6/25/2027		(1)	1,187,438
	Burlington Northern Santa Fe LLC	5.65%, $1,000,000 par, due 5/1/2017		(1)	1,121,510
	Capital Auto Receivables Asset Trust 2013-2	0.77%, $1,800,000 par, due 7/20/2015		(1)	1,801,746
	Capital Auto Receivables Asset Trust 2013-3	0.80%, $1,725,000 par, due 3/20/2015		(1)	1,727,001
	Capital Auto Receivables Asset Trust	0.62%, $2,000,000 par, due 7/20/2016		(1)	1,999,640
	Capital Auto Receivables Asset Trust	0.85%, $575,000 par, due 2/21/2017		(1)	574,345
	Cargill Inc	1.90%, $150,000 par, due 3/1/2017		(1)	150,291
	Caterpillar Financial Services Corp	1.38%, $750,000 par, due 5/20/2014		(1)	752,925
	Caterpillar Inc	1.50%, $800,000 par, due 6/26/2017		(1)	796,120
	CD 2005-CD1 Commercial Mortgage Trust	5.22%, $1,800,000 par, due 7/15/2044		(1)	1,908,486
	Chase Issuance Trust	0.22%, $1,175,000 par, due 4/15/2019		(1)	1,165,189
	Chevron Corp	1.10%, $1,100,000 par, due 12/5/2017		(1)	1,075,789
	CIT Equipment Collateral	0.65%, $1,800,000 par, due 3/21/2016		(1)	1,799,496
	Citibank Credit Card Issuance Trust	1.32%, $1,000,000 par, due 9/7/2018		(1)	1,006,830
	Citigroup Commercial Mortgage Trust 2006-C5	5.42%, $1,595,435 par, due 10/15/2049		(1)	1,744,832
	Citigroup Commercial Mortgage Trust 2006-C5	5.43%, $800,000 par, due 10/15/2049		(1)	872,856
	Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,464,330
	Citigroup Inc	4.45%, $750,000 par, due 1/10/2017		(1)	812,850
	Citigroup Inc	4.59%, $750,000 par, due 12/15/2015		(1)	801,458
	City & County of Honolulu HI	4.61%, $1,000,000 par, due 4/1/2014		(1)	1,009,770
	City of Dallas TX	2.07%, $1,125,000 par, due 2/15/2018		(1)	1,118,970
	CNH Equipment Trust 2013-B	0.69%, $1,800,000 par, due 8/15/2018		(1)	1,797,930
	COMM 2012-CCRE4 Mortgage Trust	0.70%, $818,941 par, due 10/15/2045		(1)	812,234
	COMM 2013-CCRE9 Mortgage Trust	1.34%, $520,755 par, due 7/10/2045		(1)	521,942
	Commercial Mortgage Pass Through Certificates	2.37%, $2,000,000 par, due 11/15/2045		(1)	1,923,820
	County of Baltimore MD	3.85%, $3,075,000 par, due 11/1/2017		(1)	3,310,637
	County of Charles MD	5.00%, $1,170,000 par, due 3/1/2014		(1)	1,178,576
	County of Collin TX	1.48%, $1,070,000 par, due 2/15/2018		(1)	1,041,645
	Covidien International Finance SA	1.35%, $900,000 par, due 5/29/2015		(1)	906,606
	Covidien International Finance SA	6.00%, $400,000 par, due 10/15/2017		(1)	458,224
	CVS Caremark Corp	1.20%, $220,000 par, due 12/5/2016		(1)	220,224
	Daimler Finance North America LLC	0.86%, $520,000 par, due 3/28/2014		(1)	520,718
	Daimler Finance North America LLC	2.95%, $650,000 par, due 1/11/2017		(1)	671,190
	Devon Energy Corp	1.88%, $1,200,000 par, due 5/15/2017		(1)	1,208,736
	DIRECTV Holdings LLC / DIRECTV Financing Co Inc	2.40%, $1,200,000 par, due 3/15/2017		(1)	1,221,672
	Discover Card Execution Note Trust	0.69%, $1,250,000 par, due 8/15/2018		(1)	1,246,613
	Discover Card Execution Note Trust	0.81%, $1,000,000 par, due 8/15/2017		(1)	1,003,500
	Eaton Corp	1.50%, $750,000 par, due 11/2/2017		(1)	735,248
	Ecolab Inc	3.00%, $940,000 par, due 12/8/2016		(1)	984,838
	EdLinc Student Loan Funding Trust 2012-1	1.16%, $1,597,188 par, due 9/25/2030		(1)	1,613,495
	Edsouth Indenture No 4 LLC	0.74%, $1,668,638 par, due 2/26/2029		(1)	1,665,702
	Elkhart Community Schools	1.35%, $1,140,000 par, due 1/20/2017		(1)	1,128,064
	ENSCO Offshore Co	6.36%, $400,137 par, due 12/1/2015		(1)	422,428
	Entergy Gulf States Louisiana LLC	6.00%, $1,000,000 par, due 5/1/2018		(1)	1,139,770
	ERP Operating LP	5.25%, $1,000,000 par, due 9/15/2014		(1)	1,031,820
	Fannie Mae Pool	1.49%, $4,500,000 par, due 6/1/2017		(1)	4,549,275
	Fannie Mae Pool	1.78%, $1,625,087 par, due 10/1/2033		(1)	1,696,802
	Fannie Mae Pool	1.93%, $1,671,954 par, due 6/1/2033		(1)	1,777,906
	Fannie Mae Pool	1.93%, $974,067 par, due 3/1/2034		(1)	1,038,822
	Fannie Mae Pool	1.94%, $1,394,565 par, due 8/1/2034		(1)	1,463,108
	Fannie Mae Pool	2.00%, $1,621,068 par, due 6/1/2023		(1)	1,630,113
	Fannie Mae Pool	2.00%, $1,632,582 par, due 5/1/2023		(1)	1,641,725
	Fannie Mae Pool	2.00%, $1,638,638 par, due 4/1/2023		(1)	1,647,814
	Fannie Mae Pool	2.00%, $3,333,868 par, due 8/1/2023		(1)	3,352,504
	Fannie Mae Pool	2.00%, $4,805,904 par, due 8/1/2023		(1)	4,832,770
	Fannie Mae Pool	2.48%, $2,692,665 par, due 3/1/2042		(1)	2,792,509
	Fannie Mae Pool	2.57%, $1,793,456 par, due 9/1/2019		(1)	1,816,825
	Fannie Mae Pool	2.57%, $996,471 par, due 9/1/2019		(1)	1,008,859
	Fannie Mae Pool	3.00%, $1,654,421 par, due 12/1/2021		(1)	1,715,866
	Fannie Mae Pool	3.00%, $3,243,814 par, due 1/1/2022		(1)	3,364,354
	Fannie Mae Pool	3.27%, $1,511,305 par, due 11/1/2041		(1)	1,572,119
	Fannie Mae Pool	3.50%, $2,205,241 par, due 8/1/2021		(1)	2,317,797
	Fannie Mae Pool	3.50%, $2,958,646 par, due 12/1/2020		(1)	3,109,832
	Fannie Mae Pool	3.50%, $3,222,731 par, due 7/1/2021		(1)	3,387,026
	Fannie Mae Pool	4.50%, $520,622 par, due 7/1/2018		(1)	554,239
	Fannie Mae Pool	5.00%, $1,105,370 par, due 1/1/2019		(1)	1,183,862
	Fannie Mae Pool	5.00%, $1,834,904 par, due 6/1/2035		(1)	1,993,330
	Fannie Mae Pool	5.00%, $426,311 par, due 2/1/2019		(1)	456,562
	Fannie Mae Pool	5.50%, $1,482,451 par, due 9/1/2036		(1)	1,632,950
	Fannie Mae Pool	5.50%, $1,516,260 par, due 11/1/2021		(1)	1,656,560
	Fannie Mae Pool	5.50%, $3,238,103 par, due 4/1/2033		(1)	3,612,234
	Fannie Mae Pool	5.50%, $595,376 par, due 4/1/2036		(1)	654,491
	Fannie Mae REMIC Trust 2002-W12	5.07%, $911,558 par, due 2/25/2033		(1)	931,248
	Fannie Mae REMICS	4.50%, $1,773,988 par, due 9/25/2018		(1)	1,882,769
	Fannie Mae REMICS	5.00%, $1,162,880 par, due 10/25/2018		(1)	1,243,793
	Fannie Mae-Aces	1.23%, $3,325,000 par, due 4/25/2018		(1)	3,300,628
	Federal National Mortgage Association	0.88%, $7,000,000 par, due 5/21/2018		(1)	6,771,170
	FHLMC K710 A2 Multifam	1.88%, $1,675,000 par, due 5/25/2019		(1)	1,639,457
	FHLMC Multifamily Structured Pass Through Certificates	2.09%, $1,725,000 par, due 3/25/2019		(1)	1,709,027
	FHLMC Multifamily Structured Pass Through	3.88%, $825,000 par, due 11/25/2017		(1)	887,939
	FHLMC Multifamily Structured Passthrough	2.70%, $3,000,000 par, due 5/25/2018		(1)	3,099,480
	FHMS K502 A2 MULTIFAMILY	1.43%, $4,525,000 par, due 8/25/2017		(1)	4,539,209
	Ford Credit Auto Lease Trust 2013-A	0.60%, $1,500,000 par, due 3/15/2016		(1)	1,499,955
	Ford Credit Auto Owner Trust 2012-B	0.72%, $1,284,835 par, due 12/15/2016		(1)	1,286,916
	Ford Credit Auto Owner Trust 2012-C	0.58%, $1,000,000 par, due 8/15/2015		(1)	1,000,810
	Ford Credit Auto Owner Trust 2013-B	0.57%, $1,800,000 par, due 10/15/2017		(1)	1,802,106
	Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,025,940
	Freddie Mac Gold Pool	2.50%, $1,084,151 par, due 7/1/2023		(1)	1,105,552
	Freddie Mac Gold Pool	5.00%, $375,233 par, due 8/1/2018		(1)	397,098
	Freddie Mac Gold Pool	5.50%, $834,163 par, due 11/1/2021		(1)	906,943
	Freddie Mac Non Gold Pool	2.17%, $2,898,104 par, due 7/1/2042		(1)	2,973,483
	Freddie Mac Non Gold Pool	2.22%, $2,395,153 par, due 8/1/2042		(1)	2,421,715
	Freddie Mac Non Gold Pool	2.28%, $1,782,929 par, due 9/1/2043		(1)	1,779,827
	Freddie Mac Non Gold Pool	2.29%, $1,708,086 par, due 8/1/2043		(1)	1,705,319
	Freddie Mac Non Gold Pool	2.49%, $2,639,789 par, due 2/1/2042		(1)	2,739,494
	Freddie Mac Non Gold Pool	2.66%, $2,999,979 par, due 4/1/2038		(1)	3,214,147
	Freddie Mac REMICS	5.50%, $1,133,086 par, due 10/15/2016		(1)	1,187,509
	GE Capital Commercial Mortgage Corp Series
	2006-C1 Trust	5.28%, $1,250,000 par, due 3/10/2044		(1)	1,338,775
	GE Dealer Floor Trust	0.74%, $2,250,000 par, due 2/22/2017		(1)	2,256,998
	GE Equipment Midticket LLC Series 2013-1	0.95%, $1,500,000 par, due 4/22/2016		(1)	1,503,435
	GE Equipment Small Ticket LLC Series 2013-1	1.02%, $900,000 par, due 2/24/2017		(1)	903,024
	GE Equipment Transportation LLC Series 2013-1	0.69%, $2,325,000 par, due 11/25/2016		(1)	2,323,954
	GE Equipment Transportation LLC Series 2013-2	0.92%, $500,000 par, due 9/25/2017		(1)	499,770
	GEDFT 2012-4 A	0.61%, $1,200,000 par, due 10/20/2015		(1)	1,200,984
	General Electric Capital Corp	1.11%, $750,000 par, due 5/9/2016		(1)	758,055
	General Electric Capital Corp	2.30%, $1,000,000 par, due 4/27/2017		(1)	1,027,870
	General Electric Capital Corp	3.35%, $750,000 par, due 10/17/2016		(1)	796,755
	General Mills Inc	5.70%, $1,000,000 par, due 2/15/2017		(1)	1,121,350
	Ginnie Mae II pool	1.50%, $2,366,222 par, due 6/20/2058		(1)	2,406,022
	Ginnie Mae II pool	2.50%, $2,083,076 par, due 3/20/2042		(1)	2,151,047
	Ginnie Mae II pool	5.46%, $3,585,881 par, due 7/20/2059		(1)	3,854,284
	Harley Davidson Motorcycle Trust 2013-1	0.65%, $2,325,000 par, due 7/15/2016		(1)	2,321,048
	Harley-Davidson Motorcycle Trust 2012-1	0.68%, $1,000,000 par, due 6/15/2015		(1)	1,000,830
	Honda Auto Receivables 2013-3 Owner Trust	0.77%, $900,000 par, due 5/15/2017		(1)	903,033
	Honda Auto Receivables 2013-4 Owner Trust	0.69%, $1,000,000 par, due 9/18/2017		(1)	1,000,780
	Honda Auto Receivables	0.77%, $1,044,228 par, due 1/15/2016		(1)	1,046,650
	Housing Development Corp/NY	5.75%, $1,250,000 par, due 11/1/2024		(1)	1,302,000
	HSBC USA Inc	1.63%, $700,000 par, due 1/16/2018		(1)	690,242
	Hyundai Auto Receivables Trust 2013-B	0.71%, $1,800,000 par, due 5/16/2016		(1)	1,801,728
	Intel Corp	1.35%, $500,000 par, due 12/15/2017		(1)	494,170
	Intel Corp	1.95%, $750,000 par, due 10/1/2016		(1)	771,000
	International Business Machines Corp	5.70%, $1,120,000 par, due 9/14/2017		(1)	1,286,096
	John Deere Capital Corp	1.20%, $400,000 par, due 10/10/2017		(1)	390,056
	John Deere Capital Corp	1.40%, $490,000 par, due 3/15/2017		(1)	488,682
	John Deere Capital Corp	5.35%, $300,000 par, due 4/3/2018		(1)	339,876
	JP Morgan Chase Commercial Mortgage Securities Corp	0.67%, $1,692,821 par, due 12/15/2047		(1)	1,679,516
	JP Morgan Chase Commercial Mortgage Securities
	Trust 2005-LDP5	5.20%, $1,075,000 par, due 12/15/2044		(1)	1,145,348
	JP Morgan Chase Commercial Mortgage Securities	5.47%, $1,239,716 par, due 4/15/2043		(1)	1,341,038
	JPMBB Commercial Mortgage Securities Trust 2013-C12	3.16%, $1,825,000 par, due 7/15/2045		(1)	1,828,942
	JPMBB Commercial Mortgage Securities Trust 2013-C14	3.76%, $1,725,000 par, due 6/15/2023		(1)	1,774,094
	JPMorgan Chase & Co	3.15%, $1,250,000 par, due 7/5/2016		(1)	1,310,475
	JPMorgan Chase & Co	3.40%, $750,000 par, due 6/24/2015		(1)	778,830
	Kellogg Co	1.75%, $1,080,000 par, due 5/17/2017		(1)	1,078,726
	Kimco Realty Corp	4.30%, $1,000,000 par, due 2/1/2018		(1)	1,075,950
	Kraft Foods Group Inc	1.63%, $800,000 par, due 6/4/2015		(1)	810,160
	LB-UBS Commercial Mortgage Trust 2006-C1	5.16%, $1,250,000 par, due 2/15/2031		(1)	1,335,050
	LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $1,625,000 par, due 9/15/2039		(1)	1,772,550
	LB-UBS Commercial Mortgage Trust 2006-C7	5.33%, $1,434,393 par, due 11/15/2038		(1)	1,574,719
	M&T Bank Auto Receivables Trust 2013-1	1.06%, $1,000,000 par, due 11/15/2017		(1)	1,005,860
	MassMutual Global Funding II	3.13%, $1,000,000 par, due 4/14/2016		(1)	1,046,760
	MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,137,030
	Micron Semiconductor Asia Pte Ltd	1.26%, $2,162,000 par, due 1/15/2019		(1)	2,154,455
	MidAmerican Energy Co	4.65%, $1,250,000 par, due 10/1/2014		(1)	1,289,075
	MMAF Equipment Finance LLC 2013-A	1.03%, $900,000 par, due 12/11/2017		(1)	901,584
	Montana Higher Ed Student Assistance	0.77%, $679,745 par, due 9/20/2022		(1)	679,324
	Morgan Stanley Capital I Trust 2005-IQ10	5.23%, $1,867,155 par, due 9/15/2042		(1)	1,964,733
	Morgan Stanley Capital I Trust 2006-TOP23	5.81%, $1,750,000 par, due 6/12/2016		(1)	1,924,160
	Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,589,044 par, due 3/15/2044		(1)	1,740,735
	Morgan Stanley Capital I Trust 2007-IQ13	5.36%, $1,625,000 par, due 3/15/2044		(1)	1,789,288
	Morgan Stanley Capital I Trust 2012-C4	2.11%, $1,200,000 par, due 3/15/2045		(1)	1,212,432
	Morgan Stanley	5.45%, $1,000,000 par, due 1/9/2017		(1)	1,109,000
	National City Bank/Cleveland OH	5.25%, $500,000 par, due 12/15/2016		(1)	552,920
	New Hampshire Higher Education Loan Corp	0.66%, $1,754,191 par, due 10/25/2028		(1)	1,740,736
	New York Life Global Funding	1.65%, $1,190,000 par, due 5/15/2017		(1)	1,191,309
	New York State Urban Development Corp	6.45%, $1,000,000 par, due 3/15/2018		(1)	1,095,660
	Oracle Corp	1.20%, $1,015,000 par, due 10/15/2017		(1)	998,821
	Overseas Private Investment Corp	1.41%, $1,000,000 par, due 11/17/2017		(1)	1,005,120
	Peco Energy Co	5.00%, $1,000,000 par, due 10/1/2014		(1)	1,032,560
	Pennsylvania Higher Ed Assistance	0.71%, $1,234,242 par, due 4/25/2030		(1)	1,232,551
	Petroleos Mexicanos	1.95%, $1,800,000 par, due 12/20/2022		(1)	1,769,238
	PNC Bank NA	1.30%, $300,000 par, due 10/3/2016		(1)	301,614
	Province of Ontario Canada	1.00%, $1,675,000 par, due 7/22/2016		(1)	1,680,695
	Rio Tinto Finance USA Ltd	2.25%, $1,290,000 par, due 9/20/2016		(1)	1,327,642
	Rio Tinto Finance USA PLC	2.00%, $700,000 par, due 3/22/2017		(1)	703,395
	Royal Bank of Canada	3.13%, $1,000,000 par, due 4/14/2015		(1)	1,033,700
	Royal Bank of Scotland PLC/The	3.95%, $700,000 par, due 9/21/2015		(1)	733,194
	SABMiller Holdings Inc	2.45%, $1,000,000 par, due 1/15/2017		(1)	1,023,990
	Santander Drive Auto Receivables Tr.	1.11%, $1,175,000 par, due 12/15/2017		(1)	1,180,828
	Schlumberger SA	2.65%, $1,000,000 par, due 1/15/2016		(1)	1,033,240
	Sherwin-Williams Co/The	1.35%, $800,000 par, due 12/15/2017		(1)	778,968
	Siemens Financieringsmaatschappij NV	5.75%, $1,000,000 par, due 10/17/2016		(1)	1,126,810
	Simon Property Group LP	5.75%, $1,000,000 par, due 12/1/2015		(1)	1,083,160
	SLC Student Loan Trust 2008-2	0.69%, $745,320 par, due 6/15/2017		(1)	745,663
	SLM Student Loan Trust 2012-7	0.32%, $426,993 par, due 2/27/2017		(1)	426,617
	SLM Student Loan Trust 2013-3	0.46%, $1,800,000 par, due 5/26/2020		(1)	1,793,646
	Small Business Administration Participation Certificates	5.51%, $2,454,747 par, due 11/1/2027		(1)	2,692,440
	Small Business Administration Participation Certificates	5.72%, $1,849,651 par, due 1/1/2029		(1)	2,031,250
	Small Business Administration Participation Certificates	6.77%, $1,946,030 par, due 11/1/2028		(1)	2,201,894
	South Carolina Student Loan Corp	0.69%, $1,118,848 par, due 8/25/2034		(1)	1,102,501
	State of Connecticut	1.03%, $925,000 par, due 10/15/2016		(1)	922,521
	State of Rhode Island	6.21%, $910,000 par, due 2/1/2016		(1)	993,420
	State of Rhode Island	6.66%, $640,000 par, due 2/1/2018		(1)	744,109
	State of Wisconsin	1.08%, $950,000 par, due 5/1/2016		(1)	949,278
	Target Corp	6.00%, $350,000 par, due 1/15/2018		(1)	404,191
	Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	1,019,850
	Time Warner Inc	3.15%, $600,000 par, due 7/15/2015		(1)	621,594
	Total Capital International SA	0.75%, $560,000 par, due 1/25/2016		(1)	558,936
	Total Capital Intl	1.50%, $1,000,000 par, due 2/17/2017		(1)	1,001,830
	Toyota Motor Credit Corp	2.05%, $900,000 par, due 1/12/2017		(1)	919,791
	Union Pacific Corp	5.65%, $360,000 par, due 5/1/2017		(1)	404,611
	Union Pacific Corp	5.75%, $910,000 par, due 11/15/2017		(1)	1,033,578
	United States Small Business Administration	4.50%, $156,827 par, due 2/1/2014		(1)	157,238
	United States Small Business Administration	4.64%, $1,673,591 par, due 2/10/2015		(1)	1,737,137
	United States Small Business Administration	4.75%, $955,768 par, due 8/10/2014		(1)	970,382
	United States Small Business Administration	5.68%, $651,367 par, due 8/10/2016		(1)	683,368
	United States Treasury Inflation Indexed Bonds	0.13%, $6,675,000 par, due 4/15/2018		(1)	6,878,224
	United States Treasury Note/Bond	1.00%, $11,000,000 par, due 5/31/2018		(1)	10,759,430
	United States Treasury Note/Bond	1.50%, $7,000,000 par, due 8/31/2018		(1)	6,964,440
	United Technologies Corp	1.80%, $940,000 par, due 6/1/2017		(1)	954,485
	Ventas Realty LP / Ventas Capital Corp	2.00%, $1,000,000 par, due 2/15/2018		(1)	983,010
	Verizon Communications Inc	1.25%, $1,210,000 par, due 11/3/2014		(1)	1,217,054
	Verizon Communications Inc	2.50%, $800,000 par, due 9/15/2016		(1)	827,232
	Volkswagen Auto Loan Enhanced Trust 2012-1	0.85%, $1,596,093 par, due 6/22/2015		(1)	1,600,562
	Volvo Financial Equipment LLC Series 2013-1	0.74%, $2,325,000 par, due 3/15/2017		(1)	2,323,070
	Wal-Mart Stores Inc	2.80%, $1,000,000 par, due 4/15/2016		(1)	1,047,380
	Walt Disney Co/The	1.10%, $900,000 par, due 12/1/2017		(1)	886,842
	Westar Energy Inc	5.15%, $1,500,000 par, due 1/1/2017		(1)	1,620,930
	Wisconsin Electric Power Co	6.25%, $1,000,000 par, due 12/1/2015		(1)	1,103,480
	World Omni Auto Receivables Trust 2013-A	0.64%, $2,700,000 par, due 4/16/2018		(1)	2,699,109
	Yale University	2.90%, $1,249,000 par, due 10/15/2014		(1)	1,273,643
	Wells Fargo Short Term Investment Fund S	0.18%, $6,198,021 units		(1)	6,198,021
					358,614,044

		Accrued income receivable			1,340,261
		Cash overdraft			(29)
		Receivable for investment payments due			141,670
					360,095,946

	Total underlying securities of security-backed contracts at fair value				3,584,484,562
		Total accrued income receivable			8,969,355
		Deposits with brokers for futures transactions			162,371
		Variation margin receivable			11,454
		Cash overdraft			(23,752)
		Receivable for investment payments due			588,257
		Payable for investment securities purchased on a forward commitment basis			(40,835,347)
		Wrapper contract fee payable			(1,152,486)
		Payable for investment securities purchased			(2,552,344)
		Receivable for swap payments due			121,763
		Investment management fee payable			(97,829)
		Wrapper contracts at fair value			613,914
		Pending trades			(10,467,731)
	Total security-backed contracts				3,539,822,187
	Adjustment from fair value to contract value
	for fully benefit investment contract				(45,077,188)
		Total security-back contracts at contract value			3,494,744,999
	Collective Investment Fund
	Wells Fargo Short-term Investment Fund G	0.18%			363,083,757
	Wells Fargo Stable Return Fund G	1.52%			147,812,211
	Adjustment from fair value to contract value
	for fully benefit investment contract				(1,173,113)
	Stable Return Fund at contract value				509,722,855
	Total Stable Value Fund				4,004,467,854
*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	177,763,624	5,724,652,523	8,070,468,530
	Wells Fargo & Co. common stock unallocated	Common stock fund	11	441	499
	Wells Fargo ESOP – Unallocated	Convertible preferred stock	1,227,182	1,331,927,648	1,477,966,085
	Short-term investments	Money Market Fund	94,527,005	94,527,005	94,527,005
	Total Wells Fargo – ESOP				9,642,962,119
*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	16,115,235	492,257,135	731,631,669
	Short-term investments	Money market fund	13,065,331	13,065,331	13,065,331
	Total Wells Fargo – Non-ESOP				744,697,000
					$32,549,552,048
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.
                                                                                                                 34                                                                                            (Continued)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Justin C. Thornton_____________

Justin C. Thornton

Executive Vice President

Director of Compensation & Benefits

Wells Fargo & Company

June 13, 2014

                                                                                                                 50                                                                                            (Continued)

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith